**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

Kencko Foods, Inc.

*Legal status of Issuer:*

> *Form:*

> Public Benefit Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> July 14, 2017

*Physical Address of Issuer:*

16192 Coastal Hwy., Lewes, DE 19958-3608

*Website of Issuer:*

www.kencko.com

*Is there a co-issuer? ___ yes _X_ no.*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

***CRD Number of Intermediary:***

283874

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

***Type of Security Offered:***

Crowd SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

25,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$25,000

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,235,000

***Deadline to reach the Target Offering Amount:***

April 28, 2023

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

105

|  | Most recent fiscal year-end (2021) | Prior fiscal year-end (2020) |
|---|---|---|
| **Total Assets** | $11,634,184 | $4,206,900 |
| **Cash & Cash Equivalents** | $2,583,395 | $2,395,496 |
| **Accounts Receivable** | $160 | $5,000 |
| **Short-term Debt** | $4,978,960 | $1,578,107 |
| **Long-term Debt** | $1,778,387 | $632,764 |
| **Revenues/Sales** | $23,847,240 | $9,336,030 |
| **Cost of Goods Sold** | $19,496,810 | $4,486,085 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | ($9,932,624) | ($1,627,196) |

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**Kencko Foods, Inc.**



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $124,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/kencko-foods (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends.

*Nominee*

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

*Conversion*

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $85,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

<u>*Conversion After the First Equity Financing*</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

<u>*Conversion Upon a Liquidity Event Prior to an Equity Financing*</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $85,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

*Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

### Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does have voting agreements in place.

The Company does have shareholder or equity holder agreements in place.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

### Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

**Cash Commission**

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**RISK FACTORS**

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results.***

Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. Changes in food prices and availability could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and product prices, and a failure to do so could adversely affect our operating results. In addition, we may not be able to pass along higher costs through price increases to our customers. Seasonal factors can cause our revenue to fluctuate from quarter to quarter.

***We may encounter difficulties in maintaining relationships with distributors and customers***

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our distributors, partners, customers, or any other entity or individual selling our products on any consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more customer accounts could significantly negatively impact our business.

***Consolidation among the retail grocery and foodservice industries may hurt profit margins.***

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

***We rely upon a limited number of product offerings.***

A decline in the market demand for our products and generally in the market would have a significant adverse impact on us.

***Attempts to grow our business could have an adverse effect on the Company.***

We desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.

***We may not be able to develop successful new brands, foods, beverages, and products, which are important to our growth.***

An important part of our strategy is to increase our sales through the development of new plant-based foods, beverages, and products. We cannot assure you that we will be able to continue to develop, market and distribute future plant-based foods, beverages, and products that will enjoy market acceptance. The failure to continue to develop new plant-based foods, beverages, and products that gain market acceptance could have an adverse impact on our growth and materially adversely affect our financial condition. We may have higher obsolescent product expense if new products fail to perform as expected due to the need to write off excess inventory of the new products.

Our results of operations may be impacted in various ways by the introduction of new products, even if they are successful, including the following: sales of new products could adversely impact sales of existing products; we may incur higher cost of goods sold and selling, general and administrative expenses in the periods when we introduce new products due to increased costs associated with the introduction and marketing of new products, most of which are expensed as incurred; and when we introduce new products, we may experience increased freight and logistics costs as our co-packers adjust their facilities for the new products.

***Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.***

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

***Our financial success depends on our ability to successfully predict changes in consumer preferences and develop successful new products and marketing strategies in response.***

Consumer preferences evolve over time and the success of our products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences and address their concerns. We must also adapt our marketing strategies to these fluid consumer preferences as they develop. Recent trends in consumer preferences that may impact us include:

- dietary trends and increased attention to nutritional values, such as sugar, fat, protein, fiber, carbohydrate, or calorie content;

- concerns about obesity and the health effects of specific ingredients and nutrients, such as sugar and other sweeteners, ingredients derived from genetically modified organisms (GMOs), gluten, grains, dairy, soybeans, nuts, oils, vitamins, fiber, and minerals; and

- increasing awareness of the environmental and social effects of product production, including agricultural production by food manufacturers and their suppliers.

The development and introduction of new products could require substantial research and development and other expenditures, including capital investment and marketing and warehouse slotting investments. In addition, the success of our innovation and product development efforts depends upon our ability to anticipate changes in consumers' preferences, the technical capability of our research and development staff in developing, formulating and testing new products, and our ability to introduce the resulting products in a timely manner. If our products fail to meet consumer preferences, or we fail to introduce new and improved products on a timely basis, then the return on that investment will be less than anticipated and our strategy to grow sales and profits through product innovations and extensions will be less successful.

***As a food production company, all of our products must be compliant with regulations by the U.S. Food and Drug Administration ("FDA"), as well as the United States Department of Agriculture ("USDA"), and in addition a number of our products rely on independent certification and/or self claim that they are kosher, non-GMO, gluten-free, "no refined sugars," "no artificial additives," "USDA organic," "plant-based," "less sugar," and others. Any non-compliance with the FDA, or USDA, the loss of any such certification, or loss of the ability to make such claims could harm our business.***

We must comply with various FDA and USDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and USDA and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the applicable regulations and any such non-compliance could harm our business.

In addition, we rely on independent certification of our non-GMO claim and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of non-GMO products as such. Our products could lose their non-GMO certification if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We make the self-verified claims that some of our products our products are "no refined sugars." The FDA has defined the term "no refined sugars," and we must comply with the FDA's definition if we include this label on our products. The FDA controls the use of comparative terms like "less sugar" and we must comply with the FDA's definition if we include this label on our products.

Beyond standards for truthfulness, the FDA does not define or control the use of the claims "plant-based" or "no artificial additives," but may start to do so in the future. If the FDA defines or starts to control or otherwise defines these terms, there is risk that our products may not comply with the new definitions, and we would have to adjust our claims or products during the phase in period (which we may not be able to do) or we may be forced to stop selling the products entirely. The FDA may ban or condition certain of the claims we are making in the future. Our products could fall out of compliance with our claims if our manufacturers or raw material suppliers change their specifications. The loss of any of these claims, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state-by-state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products.

In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

***We face various risks as an e-commerce retailer.***

As part of our growth strategy, we have made significant investments to grow our e-commerce business including our business via www.kencko.com. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations. Adverse action by the owners of marketplaces including an outright ban could restrict or remove our ability to sell our products. The Supreme Court decision in South Dakota vs Wayfair and lack of national sales tax legislation create significant uncertainty and risk around the collection, filing, and remittance of sales tax for e-commerce food businesses like ours. As we sell food product and significantly via www.kencko.com, we do not believe that there are any states where we are obligated to collect material amounts of sales tax, however taxing authorities, including local municipalities, may disagree about which of our products are tax exempt food and/or about materiality. We may be subject to penalties and fees for uncollected sales tax in the future.

***Competition in the food retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.***

The food retail industry is very competitive. In our online and wholesale business, we compete with food retail stores, supermarkets, warehouse clubs and other mass and general retail and online merchandisers, including Internet retailers, many of which are larger than us and have significantly greater capital resources than we do, selling both competitive products and retailing our own products, competing against our direct online business. We also compete with a number of natural and organic food producers.

We face significant competition from these and other retailers and producers. Any changes in their merchandising and operational strategies could negatively affect our sales and profitability. In particular, if natural and food competitors seek to gain or retain market share by reducing prices, we would likely be forced to reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our market share, net sales and profitability and may require a change in our operating strategies.

We have been able to compete successfully by differentiating ourselves from our competitors by providing an expanding selection of natural and organic products, competitive pricing, convenience and exceptional customer service. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected.

Many of our current competitors have, and potential competitors may have longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from those customer bases more effectively than we are able to execute upon.

We expect competition in the natural and organic food industry, and in particular Internet-based competition, generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our customer base;
- the number of products that we feature on our website;
- the quality and responsiveness of customer service;
- our selling and marketing efforts;
- the quality and price of the products that we offer;
- the convenience of the shopping experience that we provide;
- our ability to distribute our products and manage our operations; and
- our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations would be materially and adversely affected.

***We have less capital and resources than many of our competitors which may give them an advantage in developing and marketing products like ours or make our products less desirable to consumers.***

We are involved in a highly competitive industry. Many of our current and potential competitors have longer operating histories, significantly greater financial, marketing and other resources, and larger client bases than we have (or may be expected to have). Such resources may give our competitors an advantage in developing and marketing products like ours or products that make our products less desirable to consumers. There can be no assurance that we will be able to successfully compete against these competitors.

Given the rapid changes affecting the global, national, and regional economies generally and the natural and organic food industry, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to respond to, among other things, changes in consumer preferences, laws and regulations, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition, operating results, liquidity, cash flow and our operational performance.

***Our warehousing and manufacturing facilities are subject to risks that may negatively affect our business and operations.***

Our ability to make, store, and move our products is important to our success. Disruption to our manufacturing capabilities or to our storage capabilities, due to damage to our facilities or equipment, inability or delay in replacing parts or equipment, weather, natural disaster, fire, terrorism, pandemic, or other factors within or beyond our control, could impair our ability to manufacture or distribute our products. If we fail to mitigate the possible impact of such events, or effectively manage them if they occur, they could adversely affect our business and results of operations. Such events could also require additional resources to restore our supply chain.

Our facilities are subject to, or may become subject to, laws and regulations administered by the FDA, USDA, the Occupational Safety and Health Administration, and other federal, state, and local governmental agencies relating to the production, storage, distribution, quality, and safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products. Changes in such laws or regulations that impose additional requirements on us could increase the cost of operating our facilities, causing our results of operations to be adversely affected.

***If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.***

The inability of any supplier, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

***Shifting Consumer Tastes.***

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict. The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, Whole30, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company.

***Claims related to our product assertions.***

Our products are sold as plant-based, no artificial additives, no refined sugar, gluten-free, and USDA organic products containing substantial amounts of various ingredients. We also make various other assertions about our products, such as non-GMO. Consumers and other consumer groups often challenge these types of claims. The law in the area of what is natural and other aspects of our marketing our products is not settled and, in most cases, not statutory. In the U.S., there is a mixture of federal and state law that is not consistent. Therefore, we may be subject to various claims about our advertising and our products from time to time, which may cause us to pay monetary damages, change our advertising or change our products. Any of these actions may result in adverse consequences to our operations, our product placement and results of operations.

***A large portion of our sales involves the sale of gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic products.***

While gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic products are currently popular and sales of gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic products generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional protein and more fiber, or may no longer require the health benefits provided by gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic products. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to provide gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic products in the food category. We have limited experience in the gluten-free, plant-based, "no artificial additives," "no refined sugar," and USDA organic business and with any of such product lines.

***Our future results of operations may be adversely affected by the availability of organic and non-GMO products and other ingredients.***

Our ability to ensure a continuing supply of organic and non-GMO products and ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic and non-GMO crops, climate conditions, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal products and ingredients.

The organic and non-GMO ingredients that we use in the production of our products, including, among others, fruits, vegetables, dairy, nuts and grains, are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions, including the potential effects of climate change, can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of, or increase the prices of, organic or non-GMO ingredients. If our supplies of organic or non-GMO ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations.

***Our business is subject to the risks of earthquakes, fires, floods, power outages and other catastrophic events, and to interruption by manmade problems such as terrorism. A disruption at our production facility could adversely impact our results of operations, cash flows and financial condition.***

A significant natural disaster, such as an earthquake, fire or a flood or a significant power outage could have a material adverse impact on our business, financial condition or operating results. If there were a catastrophic failure at our production facility, our business would be adversely affected. The loss of a substantial amount of inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could result in a significant reduction in supply of the affected product or products. Similarly, if we experienced a disruption in the supply of our products, our business could suffer. A consequence of any of these supply disruptions could be our inability to meet consumer demand for the affected products for a period of time. In addition, there can be no assurance that insurance proceeds would cover the replacement value of our products or other assets if they were to be lost. In addition, if a catastrophe such as an earthquake, fire, flood or power loss should affect one of the third parties on which we rely, our business prospects could be harmed. Moreover, acts of terrorism could cause disruptions in our business or the business of our third-party service providers, partners, customers or the economy as a whole.

***We may be subject to product liability claims and product recalls.***

We sell food and nutritional products for human consumption, which involves risks such as product contamination or spoilage, product tampering and other adulteration of food products. Additionally, our customers may be allergic to ingredients in our products, such as nuts. We may be subject to liability if the consumption of any of our products causes injury, illness or death. In addition, we may voluntarily recall products in the event of contamination or damage. We do not maintain product recall insurance. A significant product liability judgment or a widespread product recall may cause a material adverse effect on our financial condition. Even if a product liability claim is unsuccessful, there may be negative publicity surrounding any assertion that our products caused illness, injury or death which could adversely affect our reputation with existing and potential customers and distributors.

***Food safety concerns and instances of food-borne illnesses could harm our customers, result in negative publicity and cause the temporary closure of some stores and, in some cases, could adversely affect the price and availability of fruits, vegetables, dairy, and nut products, any of which could harm our brand reputation, result in a decline in revenue or an increase in costs.***

We consider food safety a top priority and dedicate substantial resources toward ensuring that our customers enjoy high-quality, safe and wholesome products. However, we cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents (such as e. coli, hepatitis A, salmonella or listeria) could occur outside of our control and at multiple locations. Instances of food-borne illnesses, whether real or perceived, and whether at our stores or those of our competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If there is an incident involving our serving contaminated products, our customers may be harmed, our revenue may decrease and our brand name and reputation may be impaired. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some stores and decrease, limit or cease our product offerings. In addition, we may have different or additional competitors for our intended customers as a result of making any such changes and may not be able to compete successfully against

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those competitors. Food safety concerns and instances of food-borne illnesses and injuries caused by food contamination have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our costs may increase and our revenue may decline. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our stores, could materially and adversely impact our business, financial condition and results of operations.

***Our status as a public benefit corporation and a Certified B Corporation may not result in the benefits that we anticipate.***

We are a public benefit corporation incorporated under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our Charter, which is to promote public benefit by improving access to fruits and vegetables, in sustainable ways, to people and communities around the world. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

While not required by Delaware law or the terms of our Charter, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we have been designated as a "Certified B Corporation," which refers to companies that are certified as meeting certain levels of social and environmental performance, accountability and transparency. The standards for Certified B Corporation certification are set by an independent organization and may change over time. Currently, we are required to recertify as a Certified B Corporation once every three years, with our next certification required in or around December 2023. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines.

***As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.***

Unlike traditional corporations, whose directors have a fiduciary duty to manage the business in a manner that focuses exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders' interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. Therefore, we may take actions that we believe will further our specific public benefit or be in the best interests of those stakeholders materially affected by our conduct, even if those actions do not maximize our financial results or stockholder returns. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our business and stakeholders, including stockholders, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect, or at all, and may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be and, therefore, your ability to realize your investment through an acquisition may be limited. Public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value and stockholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that the board of directors of public benefit corporations consider additional constituencies other than maximizing stockholder value, Delaware public benefit corporation law could potentially make it easier for a board of directors to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

***As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.***

As a Delaware public benefit corporation, our stockholders (if they, individually or collectively, own at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that our directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management's ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

***The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").***

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.***

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**

Kencko Foods, Inc. provides on-the-go plant-based products. On November 25, 2020, the Company converted from a corporation to public benefit corporation.

The Company conducts business in the United States and Portugal and sells products through the internet throughout the United States and internationally.

The Company conducts business through its subsidiary company, FRTS & VGTBLS Kencko Europe, Unipessoal, Lda ("**Kencko Portugal**"). In August 2020, taking effect from January 1, 2020, the company signed a service agreement with Kencko Portugal, a company duly organized and existing under the laws of Portugal, in which Kencko Portugal is engaged in the support of logistic services:

1. Ensuring the support to inbound transportation of the merchandise, on behalf of the Company, from any country where such merchandise is located to its warehouse, located in Portugal;
2. Storage of the merchandise in its warehouse, located in Portugal;
3. Contracting, on behalf of the company, a top-level parcel carrier to ship and insure the timely delivery of the merchandise to any Company's customers;
4. Administrative support to the local activities, including human resources management, logistics, and finance.

According to the agreement, the fee shall be computed on a cost-plus basis, corresponding to (i) the relevant cost basis (the "**Cost Basis**") (ii) increased by an amount equivalent to 5% (five) percentage points (the "**Profitability Rate**") of the amount of the Cost Basis. For these purposes, the Cost Basis shall include all costs borne by Kencko Portugal in direct or indirect connection with the provisions of the Services, including, but not limited to, costs borne with rent, equipment, payroll, income taxes, social security contributions, and any supply, computed quarterly.

Just 1 in 10 US adults eats the recommended minimum of 5 cups of fruits and vegetables every day. 1 in 20 eats enough fiber. We're on a mission to improve those stats - not just by supplying high-quality, nutritious plant-based foods, but also by providing people with education and support to build a healthier relationship with food and a more nourishing overall diet.

**Business Plan**

**Despite our best intentions, we struggle to eat in ways that are healthy for us, or for the planet.**

- The food industry invests heavily in developing and marketing cheap, ultra-processed foods, which create mountains of plastic waste and make up on average 50% of our caloric intake.
- We know that a plant-rich diet with 5+ daily servings of fruits and vegetables is what we need - but 9 in 10 of us don't get that.
- Healthy options often seem expensive and time-consuming. And when we do opt for fresh fruits and veggies, we struggle to use them before they spoil: we toss away 30% of the fresh produce we buy.

We are building an international food tech business 100% focused on convenient, plant-based nutrition.

**Kencko makes it convenient, affordable and sustainable to get your 5-a-day**

- Using advanced food technology, we are creating a growing portfolio of on-the-go plant-based products designed for maximum nutrition, minimum waste. We make reaching for nutritious, real fruits and vegetables just as easy as opening a bag of potato chips or grabbing a soda from the vending machine. And all of our packaging is recyclable or compostable.
- We also help people build healthier eating habits through expert coaching, nutrition education and the support of a growing community.
- A certified B-Corp with a strong sustainability mission, Kencko is committed to fixing the food system in favor of individual and collective health.

**Market Size - 'Better For You' is a fast-growing category**
When it comes to healthy eating, consumers are desperate for clear guidance on what to eat, and nutritious tasty foods they can trust to nourish them.
- 20% of Americans actively seek out foods or follow a diet for specific health benefits and 60% just try to eat healthy in general.
- Sales of organic foods in the US have more than doubled since 2010, topping $50 billion in 2020
- 62% or 79 million households are now buying plant-based products.
- The 'better for you' snacks category is expected to approach $33 billion by 2025, with a 5.2% CAGR.

**Our current portfolio:** Smoothies, bowls, & gumdrops

**Breakfast smoothies**
Add 2.5 servings of real, organic fruits and veggies to your breakfast routine in 30 seconds flat - no need to blend. Over 50 different plants in 20 different flavors; nothing added and nothing taken out except water. Simply rehydrate with water or your choice of milk to awaken all the nutrition, flavor and color of fresh produce.

Instant hot meal bowls
Kencko's chef-designed, Registered Dietitian-approved range of hot bowls make speedy, healthy, plant-based lunches easy.
Choose from soups, risottos, pasta dishes and curries - plus our epic vegan chili. Prep takes seconds, and all you need is a kettle or microwave.

Pure fruit & veggie gumdrops
Sometimes only a sweet treat will hit the spot. Kencko gumdrops taste like candy, if candy was your friend.
Six different flavors of pure fruit and vegetable joy, sweetened with fruit juice and fortified with prebiotic inulin fiber to give you a balanced energy boost - and a mouth-watering hit of flavor.

We have a history of successful innovation, driven by a strong understanding of our customers and their needs. As well as constantly refreshing our existing categories with exciting new flavors, we're expanding into new products to meet demand. For example, the single-serve protein add-on we launched in 2021 has become a firm favorite.

**Performance**
- Since launch, Kencko has sold over 15 million smoothies.
- We have signed up over 200K members.
- Our website has racked up more than 3 million visitors in the last 12 months, and over 150K people follow us on social media.
- Over the last three years, Kencko has continued to grow its customer base and topline revenue at a CAGR (Compound Revenue Growth Rate) of 267% FY'19-FY'21.
- All-time revenue is $62M, and approximately half of that revenue is repeat revenue ($23.3M).
- Planned Revenue Growth is expected to increase >50% between FY'20 and FY'26. AOV (Average Order Value) increases YoY at a CAGR of 2.8%.

**Operations**
- We own our mixing, packing and fulfillment operations, giving us more control over stock levels and production. Our diverse supplier base provides built-in resilience to supply chain issues.
- Our gross margins are improving: we closed 2021 at ~ 26%, 2022 on track for ~ 34%, long term potential to exceed 40% by 2024

**Our path to profitability is clear**
- Our international expansion strategy is already well underway, with a recent successful re-launch in the UK and Ireland, and local-language launches in Spanish, French and German, with others to follow.
- Operating Expenses scale higher topline revenue, Kencko expects to be positive by FY'24 with an EBITDA Margin of 2.6% ($2.6M).

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Smoothies | Add 2.5 cups of organic fruits and veggies to your morning routine in 60 seconds. Packed with essential plant nutrients and bursting with flavor. | We sell our products on the direct-to-consumer market. Our products reach mainly a healthy conscious target audience of females 25-50. |
| Gum Drops | Pure fruit and vegetable gumdrops that taste just like candy if candy was your friend. No refined sugars - and no regrets. The perfect pick-me-up when your day starts to dip. | We sell our products on the direct-to-consumer market. Our products reach mainly a healthy conscious target audience of females 25-50. |
| Bowls | Complete and balanced plant-based meals with no artificial anything. So quick and easy - just add hot water. One monthly payment = 12 delicious, nutritious lunches. | We sell our products on the direct-to-consumer market. Our products reach mainly a healthy conscious target audience of females 25-50. |

## Competition

Many brands now offer smoothie deliveries, making it easier than ever to enjoy fresh smoothies at home with minimal time or effort required.  However, these services can vary quite a bit, especially in terms of the quality, price, and amount of preparation needed.

Some competitors - Revive Superfoods, Daily Harvest, Smoothie Box, Splendid Spoon, The Frozen Garden, Evive, Everipe, and Smartfruit

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

## Customer Base

We sell our products on the direct-to-consumer market. Our products reach mainly a healthy conscious target audience of females 25-50.

## Supply Chain

We utilize organic raw material suppliers as well as internal production and fulfillment.   All products typically ship within 2-3 business days.

## Intellectual Property

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 87868671 | KENCKO | Service Mark | April 9, 2018 | November 20, 2018 | USA |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | January 12, 2021 | Australia |
| 017964529 | KENCKO* | Service Mark | October 3, 2018 | May 29, 2019 | European Community |
| UK00917964529 (Brexit) | KENCKO* | Service Mark | October 3, 2018 | May 29, 2019 | UK |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | April 23, 2021 | Switzerland |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | March 7, 2022 | China |
| 305330727 | KENCKO* | Service Mark | July 13, 2020 | November 19, 2020 | Hong Kong |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | July 15, 2021 | Japan |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | September 1, 2021 | South Korea |
| N/171685 | KENCKO* | Service Mark | August 3, 2020 | December 29, 2020 | Macau |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | June 23, 2021 | Norway |
| 1539379 (International Registration) | KENCKO* | Service Mark | June 2, 2020 | December 31, 2020 | Singapore |

| 2124250 | KENCKO* | Service Mark | July 14, 2020 | March 1, 2021 | Taiwan |
|---|---|---|---|---|---|
| 17964529 | KENCKO* | Service Mark | October 3, 2018 | May 29, 2019 | European Community |
| 2202203 | KENCKO* | Service Mark | July 19, 2022 | Under Review | Canada |
| 0008283519-0001 | Bottle | EU Design or Model | Nov 25, 2020 | Nov 27, 2020 | EU Community |
| 0008449979-0001 | Bowls container | EU Design or Model | March 3, 2021 | March 3, 2021 | EU Community |
| 90082835190001 | Bottle | Design | Dec 31, 2020 | Dec 31, 2020 | UK |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.


**USE OF PROCEEDS**


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 6% | $1,500 | 6% | $74,100 |
| Capital investment in production facilities | 0% | $0 | 50% | $617,500 |
| Working capital (i.e. Marketing, IT infrastructure, operational efficiency projects) | 94% | $23,500 | 44% | $543,400 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,235,000** |

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

**Working Capital**: The proceeds will be used for marketing, IT, infrastructure, and operational efficiency projects.

**Capital Investment**: The proceeds will be used for expanded production capacity (both materials and equipment), enhanced technology platform to increase customer experience, and additional brand marketing work.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Tomas Froes | Founder, Director, Chief Executive Officer | Kencko – Founder, Director, Chief Executive Officer (2016 – Present); Responsibilities include directing and executing all activities either directly or through delegated authority; and to provide leadership in these and other areas: the creation of vision, strategic, tactical and financial plans; developing goals and measuring performance to the approved goals; organizational development; liaison to the public, investment community, government, affiliated organizations and other stakeholders; and the development of the Kencko's management and staff.<br><br>Techstars – Mentor (2020 – Present); Responsible for coaching startup business owners on various topics. | Instituto Superior de Comunicacao Empresarial – BA, Marketing Management (2008); ISCTE Business School – MSC International Management (2011); Babson F.W. Olin Graduate School of Business – MSC in Management, Business (2010-2011) |
| Steven Finn | Director | Kencko – Member of Board of Directors (2021 – Present); Responsibilities: Support the work of Kencko and provide leadership and strategic governance.<br><br>Siddhi Capital – Co-Founder, General Partner (2020 – Present); Responsible for leveraging Siddhi Capital's in-house operating team, to diligence, scale, and exit convention-crushing brands and companies tackling a reinvention of the food supply system.<br><br>Silver Lining, Finance – BETA – Co-Founder, Advisor (2020 – Present); Responsible for small business financing.<br><br>HUNGRY Marketplace – Advisor (2018 – Present); Responsible for office and event catering by providing exclusive access to top chefs making incredible food. | University of Pennsylvania - The Wharton School MBA (2016) Entrepreneurial Management; BS Economics |
| Aaron Wolk | Director | Bombas – Co-Founder (2011 – Present); Responsible for bringing the visuals, ideas, principles, and story of Bombas to life and overseeing Creative and Production at Bombas.<br><br>Kencko – Member of Board of Directors (2020 – Present); Responsibilities: Support the work of Kencko and provide leadership and strategic governance.<br><br>University of Michigan – Dean's Advisory Council (2021 – Present); Advisor to the Dean | University of Michigan – BFA (2003); Dean's Advisory Council, (2021) |

| | | for the Penny W. Stamps School of Art & Design.<br><br>Visible Hands – Member (2021 – Present); Responsible for participating in a fellowship program that supports underrepresented talent in building technology startups by providing company building services and investments.<br><br>Woolly Creative – Principal & Chief Creative Officer (2011 – Present); Responsible for creative, strategy, and branding. | |
|---|---|---|---|
| Rob Go | Director | Next View Ventures – Co-Founder and Partner (2010 – Present); Responsibilities include investing in companies that leverage technology to redesign the "everyday economy".<br><br>Kencko – Member of Board of Directors (2018 – Present); Responsibilities: Support the work of Kencko and provide leadership and strategic governance. | Hong Kong International School (1997); Duke University – BS Economics (2001); Harvard Business School – MBA (2007) |
| Mike Erickson | CFO | Kencko – Chief Financial Officer (2021 – Present); Responsible for handling all finance, accounting, and office related items. Oversaw all financial analysis and decision support.<br><br>The Citizenry – Vice President Finance (2020 – 2021); Acting CFO of the company - led all aspects of the company's Accounting and Finance function. Reporting to the Founder and President and responsible for all accounting, reporting, strategic and financial plans, short term financial and treasury operations, investor relations, Risk Management and Human Resources.<br><br>Oceans Healthcare – Vice President of Financial Planning Analysis (2016 – 2020); Led the company's financial function – reporting to the CFO, responsible for all reporting, strategic and financial plans, short term financial and treasury forecast and results analysis for revenue and expenses of over $250M and Capex of over $25M. | University of Colorado, Boulder – MBA Finance (1996); University of Southern California – BS Business (1991) |
| Monz Fiorentini | Chief People Officer | Kencko – Chief People Officer (2021 -Present); Responsible for handling all HR items, recruitment, and ensuring an engaging Kencko-er experience.<br><br>Kencko – Head of People (2020 – 2021); Responsible for handling all HR items, recruitment, and ensuring an engaging Kencko-er experience.<br><br>A.M.O. Brewery – Craft Brewery Ambassador (2020 – Present); Contributing business development, marketing, event planning, sales, workflow, and food/beverage expertise to a top-shelf craft brewery. | San Francisco State University – BA English and Literature (2008) |

| | | European Innovation Council – Startup Coach (2020 – 2021); Responsible for coaching small startup businesses on people and HR issues. Hatch CoLab – Startup Mentor (2020 – 2021); Responsible for coaching small startup businesses on people and HR issues. Self-Employed – Global Talent Consultant (2018 – 2020); Provided an array of business, HR, and full-cycle recruitment services to clients. | |
|---|---|---|---|
| Kelly Dean | VP Marketing | Kencko – VP Marketing (2022 – Present) Boxy Charm – VP of Marketing (2021 – 2022); Led the brand marketing team including Brand Development, Integrated Marketing, Social Media, Creator/Influencer Partnerships, PR, Experiential, and Creative/Production. Kelly helped to transform the 360 planning and execution process in the company – transitioning them from short-term/reactive marketing to thoughtful, consumer-centric, strategic marketing. Kelly helped nurture/grow/hire an impactive team. Kelly led the introduction of new brand narratives, creative approaches, and value proposition. Volumetric Brands – Owner (2015 – 2021); Kelly provided forward thinking, digital-first marketing consulting to growth driven companies. Jazwares, LLC – Senior Vice President Marketing (2019-2021); Kelly completely transformed the marketing organization from reactive and "what we've always done" to a best-in-class, digital-forward, strategic/analytical powerhouse. She helped create and build some of the most successful toy brands in the world, including the TOTY nominated Squishmallows line. She led Integrated Brand and Channel Marketing, Digital Marketing, Social/Influencer, PR, Creative/Production and Cause/Philanthropy and was promoted to SVP Marketing based on her team building, mentoring and business results. | Stanford University – Professional Certification, Artificial Intelligence (2019); University of California, Davis – Professional Certification, Search Engine Optimization (2019); Clemson University – BS Marketing (1995) |
| Rui Castro | Vice President of Global Supply Chain | Kencko – Vice President of Global Supply Chain (2022 – Present); Reports directly to the CEO and main responsibility is to provide Kencko with a strong and capable supply chain team to fuel short and medium term business growthy, create the foundations for best in class practices, on top of designing a long term value creation strategy to support Kencko's mission. Kencko – Head of Supply Chain (2021); Responsible for organizing and leading a team | Nova School of Business and Economics – Executive Education, E-Commerce/Electric Commerce (2018) ISEL – Instituto Superior De Engenharia De |

| | | to create work processes for continuous improvement, establishing the strategy, following best practices, and running the global value network supporting the Kencko mission and growth.<br><br>Kencko – Supply Chain Planning Manager (2020 – 2021); Responsible for managing remotely the company manufacturing partners, acting as the face of the supply chain for production planning, in a range of responsibilities such as stock control of raw materials and finish product, production, packing and logistic operation to move inventory to central DC.<br><br>Coty – Site Leader and PMO External Operations (2017-2018); Acted as the Plant Director for over 25 Third-Party Manufacturer sites, owns the plant operating results, cash controlling, Service Level Agreements, governance, stewardship, new business initiatives, and division external operating strategy. | Lisboa – Bachelors in Civil Engineering (1994) |
|---|---|---|---|
| Michele Frenkel | Director of Product | Kencko - Director of Product (2021 - Present); Responsible for managing the team to create new products or improve existing ones, which helps the Company effectively meet consumers' needs.<br><br>Shimejito Urban Farming – Chief Marketing Officer (2020); Responsible for undertaking market research studies and analyzing the results in order to better understand the market and customer tastes.<br><br>Nestlé – Beverages Marketing Manager (2017 – 2019); Responsible for all brand and portfolio development in the Nestlé Professional beverages category, defining communication and positioning strategies; development of digital strategy with double focus; B2B and B2C, to increase consumer awareness and generate quality leads and prospects; and the launch of Nescafé R&G solution in the market achieving great results and becoming a reference for Nestlé globally. | ESPM Escola Superior de Propaganda e Marketing Bachelor's degree, Social Communications Marketing and Advertising (2009) |
| João Amaral | Director of Social and Environmental Responsibility | Kencko - Director of Social and Environmental Responsibility (July 2022 - Present); Responsible for currently leading Kencko's work and initiatives to advance its social and environmental performance<br><br>Kencko – Head of Operations & Sustainability (2020 – 2022); Responsible for scaling Kencko's Operations from 250 to 2000+ daily orders, and helping growing an incredible team from 6 to 20+ people; overseeing Fulfilment | Católica Lisbon School of Business and Economics International Master of Science in Business and Administration (2014); Católica Lisbon School of Business and Economics Bachelor of |

| | | Operations, Inventory and Shipping Management, and the Sustainability initiatives.<br><br>Kencko – Operations Lead (2018 – 2019); Responsible for defining and building processes for inventory and order fulfilment management, from 0 to >250 daily orders; growing and managing a team from 1 to 6 full time people (more in peak periods); implementing and overseeing early-stage sustainability initiatives (implementing waste management procedures, applying for B Corp certification). | Business Administration (BBA) (2012) |
|---|---|---|---|
| Pedro Conceiçao | Director of Growth | Kencko - Director of Growth (July 2022 – Present); Responsible for leading the team, growing subscriber base by reducing churn, increasing conversion and customer engagement, and growing overall lifetime value through personalization and journey optimization.<br><br>Kencko – Head of Customer Retention and Interim Head of Acquisition (2021 – June 2022); Responsible for leading the team, growing subscriber base by reducing churn, increasing conversion and customer engagement, and growing overall lifetime value through personalization and journey optimization.<br><br>Allplants – Head of CRM & Retention (2019 – 2021); Responsible for working with leadership to set the vision for product and customer retention; working with the rest of the retention team to operationalize the retention strategy; planning and executing of marketing campaigns and feature launches; and using data to identify opportunities for optimizations and development of new features. | Maastricht University Master, International Business (2012); Strategy and Innovation Birkbeck, University of London Graduate Certificate, Statistics (2015); Universidade Federal de Santa Catarina Bachelor, Management (2009) |
| Mallory Frazier-Gonzales | Head of Nutrition and Research | Kencko - Head of Nutrition and Research (April 2022 - Present); Directs and oversees all aspects of the organization's and institution's nutrition guidelines and initiatives. Oversees institution of nutrition plans and recommendations.<br><br>Kencko – Head of Nutrition (2019 – April 2022); Directs and oversees all aspects of the organization's and institution's nutrition guidelines and initiatives. Oversees institution of nutrition plans and recommendations. | Auburn University Master's degree, Clinical Nutrition/Nutritionist (2017); Northeastern State University Bachelor's degree, Nutrition Sciences (2015) |

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**CAPITALIZATION, DEBT AND OWNERSHIP**

**Capitalization**

The Company's authorized capital stock consists of 15,987,539 shares of common stock of which 6,053,928 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 7,877,699 shares of preferred stock, consisting of 2,011,801 shares of Series Seed Preferred Stock of which 2,011,801 are issued and outstanding, par value $0.00001 per share (the "**Series Seed Preferred Stock**"), 643,371 shares of Series Seed-1 Preferred Stock of which 643,371 are issued and outstanding, par value $0.00001 per share (the "**Series Seed-1 Preferred Stock**"), 108,044 shares of Series Seed-2 Preferred Stock of which 108,044 are issued and outstanding, par value $0.00001 per share (the "**Series Seed-2 Preferred Stock**"), 912,254 shares of Series Seed-3 Preferred Stock of which 829,159 are issued and outstanding, par value $0.00001 per share (the "**Series Seed-3 Preferred Stock**"), 1,709,401 shares of Series A Preferred Stock of which 1,662,577 are issued and outstanding, par value $0.00001 per share (the "**Series A Preferred Stock**"), 339,818 shares of Series A-1 Preferred Stock of which 339,818 are issued and outstanding, par value $0.00001 per share (the "**Series A-1 Preferred Stock**"), 1,783,169 shares of Series A-2 Preferred Stock of which 829,984 are issued and outstanding, par value $0.00001 per share (the "**Series A-2 Preferred Stock**"), and 369,841 shares of Series A-3 Preferred Stock of which 369,841 are issued and outstanding, par value $0.00001 per share (the "**Series A-3 Preferred Stock**" together with the Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock, collectively the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,053,928 shares of Common Stock and 6,794,595 shares of Preferred Stock will be issued and outstanding.

*Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 6,053,928 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 39.08% |

| Type | Series A Preferred Stock |
|---|---|
| **Amount Outstanding** | 1,662,577 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. |
| **Anti-Dilution Rights** | 4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues. |

4.4.1 Special Definitions. For purposes of this Article Fifth, the following definitions shall apply:

(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the

Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.2 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion

Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

| | |
|---|---|
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); <br><br> (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and <br><br> (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 10.74% |

| Type | Series A-1 Preferred Stock |
|---|---|
| **Amount Outstanding** | 339,818 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | |
|---|---|
| **Anti-Dilution Rights** | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.**<br>*4.4.1 Special Definitions*. For purposes of this Article Fifth, the following definitions shall apply:<br>(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):<br>    (i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;<br>    (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;<br>    (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br>    (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;<br>    (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br>    (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br>    (vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | |
|---|---|
| | of a cent) determined in accordance with the following formula:<br><br>$$CP2 = CP1^* (A + B) \div (A + C).$$<br><br>For purposes of the foregoing formula, the following definitions shall apply:<br><br>(a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock<br><br>(b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;<br><br>(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);<br><br>(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and<br><br>(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.20% |

| Type | Series A-2 Preferred Stock |
|---|---|
| Amount Outstanding | 829,984 |
| Par Value Per Share | $0.00001 |
| Voting Rights | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.** |
|---|---|
| | *4.4.1 Special Definitions.* For purposes of this Article Fifth, the following definitions shall apply: |
| | (a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"): |
| | (i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution; |
| | (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8; |
| **Anti-Dilution Rights** | (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; |
| | (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; |
| | (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; |
| | (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; |
| | (vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | of a cent) determined in accordance with the following formula: |
|---|---|
| | $$CP2 = CP1* (A + B) \div (A + C).$$ |
| | For purposes of the foregoing formula, the following definitions shall apply: |
| | (a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock |
| | (b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; |
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); |
| | (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and |
| | (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 5.36% |

| Type | Series A-3 Preferred Stock |
|---|---|
| **Amount Outstanding** | 369,841 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | |
|---|---|
| **Anti-Dilution Rights** | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.**<br><br>*4.4.1 Special Definitions*. For purposes of this Article Fifth, the following definitions shall apply:<br><br>(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):<br><br>    (i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;<br><br>    (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;<br><br>    (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>    (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;<br><br>    (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>    (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>    (vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | of a cent) determined in accordance with the following formula: |
|---|---|
| | $$CP2 = CP1* (A + B) \div (A + C).$$ |
| | For purposes of the foregoing formula, the following definitions shall apply: |
| | (a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock |
| | (b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; |
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); |
| | (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and |
| | (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.39% |

| Type | Series Seed Preferred Stock |
|---|---|
| Amount Outstanding | 2,011,801 |
| Par Value Per Share | $0.00001 |
| Voting Rights | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | |
|---|---|
| **Anti-Dilution Rights** | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.**<br>*4.4.1 Special Definitions*. For purposes of this Article Fifth, the following definitions shall apply:<br>(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):<br>    (i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;<br>    (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;<br>    (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br>    (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;<br>    (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br>    (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br>    (vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | of a cent) determined in accordance with the following formula: |
|---|---|
| | $$CP2 = CP1 * (A + B) \div (A + C).$$ |
| | For purposes of the foregoing formula, the following definitions shall apply: |
| | (a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock |
| | (b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; |
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); |
| | (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and |
| | (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 13.00% |

| Type | Series Seed-1 Preferred Stock |
|---|---|
| Amount Outstanding | 643,371 |
| Par Value Per Share | $0.00001 |
| Voting Rights | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | |
|---|---|
| **Anti-Dilution Rights** | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.**<br><br>*4.4.1 Special Definitions.* For purposes of this Article Fifth, the following definitions shall apply:<br><br>(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):<br><br>(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;<br><br>(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;<br><br>(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;<br><br>(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | of a cent) determined in accordance with the following formula: |
|---|---|
| | $$CP2 = CP1 * (A + B) \div (A + C).$$ |
| | For purposes of the foregoing formula, the following definitions shall apply: |
| | (a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock |
| | (b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; |
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); |
| | (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and |
| | (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 4.16% |

| Type | Series Seed-2 Preferred Stock |
|---|---|
| Amount Outstanding | 108,044 |
| Par Value Per Share | $0.00001 |
| Voting Rights | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | |
|---|---|
| **Anti-Dilution Rights** | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.**<br><br>*4.4.1 Special Definitions*. For purposes of this Article Fifth, the following definitions shall apply:<br><br>(a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):<br><br>(i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution;<br><br>(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8;<br><br>(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;<br><br>(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;<br><br>(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | of a cent) determined in accordance with the following formula: |
|---|---|
| | $$CP2 = CP1* (A + B) \div (A + C).$$ |
| | For purposes of the foregoing formula, the following definitions shall apply: |
| | (a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock |
| | (b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; |
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); |
| | (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and |
| | (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.70% |

| Type | Series Seed-3 Preferred Stock |
|---|---|
| **Amount Outstanding** | 829,159 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | Votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter |

| | |
|---|---|
| **Anti-Dilution Rights** | **4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.** |
| | *4.4.1 Special Definitions*. For purposes of this Article Fifth, the following definitions shall apply: |
| | (a) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"): |
| | (i) as to any particular series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on (A) such series of Preferred Stock; or (B) multiple series of Preferred Stock that include such series of Preferred Stock if such series of Preferred Stock receives at least a pro rata share of such dividend or distribution; |
| | (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 and 4.8; |
| | (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; |
| | (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; |
| | (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; |
| | (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; |
| | (vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by |

merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one (1) Preferred Director; or

(ix) shares of Common Stock or Convertible Securities issued pursuant to warrants issued as of the date of this Original Issue Date.

(b) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "Original Issue Date" shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(e) "No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

*4.4.2 Deemed Issue of Additional Shares of Common Stock.*

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the

Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.3 (either because the consideration per share (determined pursuant to Section 4.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or

adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.2(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.2). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

*4.4.3 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.* In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.2), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth

| | of a cent) determined in accordance with the following formula: |
|---|---|
| | $$CP2 = CP1* (A + B) \div (A + C).$$ |
| | For purposes of the foregoing formula, the following definitions shall apply: |
| | (a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock |
| | (b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; |
| | (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); |
| | (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and |
| | (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 5.36% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Company has the following additional securities outstanding:

| Type | 2018 Equity Incentive Plan |
|---|---|
| **Amount Authorized / Amount Outstanding** | 2,340,590 / 1,437,646 |
| **Voting Rights** | During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise. |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 15.12% |

| Type | Series A Preferred Warrants |
|---|---|
| **Amount Outstanding** | 46,824 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | 1.1 Method of Exercise. Holder may exercise this Warrant, in whole or in part, only from and after the Issue Date (as defined above) of this Warrant and ending on the Expiration Date (as defined above), by delivering to the Company the original of this Warrant together with a duly executed Notice of Exercise in substantially the form attached hereto as Appendix 1 and, unless Holder is exercising this Warrant pursuant to a cashless exercise set forth in Section 1.2, a check, wire transfer of same-day funds (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.<br><br>1.2 Cashless Exercise. On any exercise of this Warrant, in lieu of payment of the aggregate Warrant Price in the manner as specified in Section 1.1 above, but otherwise in accordance with the requirements of Section 1.1, Holder may elect to receive Shares equal to the value of this Warrant, or portion hereof as to which this Warrant is being exercised. Thereupon, the Company shall issue to Holder such number of fully paid and non- assessable Shares as are computed using the following formula:<br><br>$$X = Y(A-B)/A$$<br><br>where:<br><br>X = the number of Shares to be issued to Holder;<br>Y = the number of Shares with respect to which this Warrant is being exercised (inclusive of the Shares surrendered to the Company in payment of the aggregate Warrant Price);<br>A = the Fair Market Value (as determined pursuant to Section 1.3 below) of one Share; and<br>B = the Warrant Price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.30% |

| Type | Series Seed-3 Preferred Warrants |
|---|---|
| **Amount Outstanding** | 83,095 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | 1.1 Method of Exercise. Holder may exercise this Warrant, in whole or in part, only from and after the Issue Date (as defined above) of this Warrant and ending on the Expiration Date (as defined above), by delivering to the Company the original of this Warrant together with a duly executed Notice of Exercise in substantially the form attached hereto as Appendix 1 and, unless Holder is exercising this Warrant pursuant to a cashless exercise set forth in Section 1.2, a check, wire transfer of same-day funds (to an account designated by the Company), or other form of payment acceptable to the Company for the aggregate Warrant Price for the Shares being purchased.<br><br>1.2 Cashless Exercise. On any exercise of this Warrant, in lieu of payment of the aggregate Warrant Price in the manner as specified in Section 1.1 above, but otherwise in accordance with the requirements of Section 1.1, Holder may elect to receive Shares equal to the value of this Warrant, or portion hereof as to which this Warrant is being exercised. Thereupon, the Company shall issue to Holder such number of fully paid and non- assessable Shares as are computed using the following formula:<br><br>$$X = Y(A-B)/A$$<br><br>where:<br><br>$X$ = the number of Shares to be issued to Holder;<br>$Y$ = the number of Shares with respect to which this Warrant is being exercised (inclusive of the Shares surrendered to the Company in payment of the aggregate Warrant Price);<br>$A$ = the Fair Market Value (as determined pursuant to Section 1.3 below) of one Share; and<br>$B$ = the Warrant Price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.54% |

| Type | Series A-2 Preferred Warrants |
|---|---|
| Amount Outstanding | 113,474 |
| Voting Rights | None |
| Anti-Dilution Rights | None |

| | |
|---|---|
| **Material Terms** | **Exercise of the Warrant.**<br>(a) Exercise. The purchase rights represented by this Warrant may be exercised at the election of the Holder, in whole at a time (or such lesser number of shares which may then constitute the maximum number purchasable pursuant to Section 1) (such number being subject to adjustment as provided in Section 6), in accordance with Section 1, by:<br><br>(i) the tender to the Company at its principal office (or such other office or agency as the Company may designate) of a notice of exercise in the form of Exhibit A (the "Notice of Exercise"), duly completed and executed by or on behalf of the Holder, together with the surrender of this Warrant; and<br><br>(ii) the payment to the Company of an amount equal to (x) the Exercise Price multiplied by (y) the number of Shares being purchased, by wire transfer or certified, cashier's or other check acceptable to the Company and payable to the order of the Company.<br><br>(b) Net Issue Exercise. In lieu of exercising this Warrant pursuant to Section 2(a)(ii), if the fair market value of one Share is greater than the Exercise Price (at the date of calculation as set forth below), the Holder may elect to receive a number of Shares equal to the value of this Warrant (or of any portion of this Warrant being canceled) by surrender of this Warrant at the principal office of the Company (or such other office or agency as the Company may designate) together with a properly completed and executed Notice of Exercise reflecting such election, in which event the Company shall issue to the Holder that number of Shares computed using the following formula:<br><br>$$X = \frac{Y\,(A - B)}{A}$$<br><br>Where:<br><br>X = The number of Shares to be issued to the Holder<br>Y = The number of Shares purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)<br>A = The fair market value of one Share (at the date of such calculation)<br>B = The Exercise Price (as adjusted to the date of such calculation)<br><br>For purposes of the calculation above, the fair market value of one Share shall be determined by the Board of Directors of the Company, acting in good faith; provided, however, that: |

| | |
|---|---|
| | (i) where a public market exists for the Company's common stock at the time of such exercise, the fair market value per Share shall be the product of (x) the average of the closing bid prices of the common stock or the closing price quoted on the national securities exchange on which the common stock is listed as published in the Wall Street Journal, as applicable, for the ten trading day period ending five trading days prior to the date of determination of fair market value and (y) the number of shares of common stock into which each Share is convertible at the time of such exercise, as applicable; and<br><br>(ii) if the Warrant is exercised in connection with the Company's initial public offering of common stock, the fair market value per Share shall be the product of (x) the per share offering price to the public of the Company's initial public offering and (y) the number of shares of common stock into which each Share is convertible at the time of such exercise, as applicable. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more capital stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.05% |

**Outstanding Debt**

As of the date of this Form C, the Company has the following debt outstanding:

| | |
|---|---|
| **Type** | Credit Cards |
| **Creditor** | Various |
| **Amount Outstanding** | $125,472 |
| **Interest Rate and Amortization Schedule** | Market Rate |
| **Other Material Terms** | None |
| **Maturity Date** | None |
| **Date Entered Into** | Various |

| Type | Millennium BCP* |
|---|---|
| Creditor | Banco Comercial Portugues, S.A. |
| Amount Outstanding | $48,363 |
| Interest Rate and Amortization Schedule | 1.5% |
| Other Material Terms | Credit line to be used to finance the general operations of the Company. |
| Maturity Date | May 5, 2025 |
| Date Entered Into | May 28, 2020 |

* This loan is between Kencko Portugal and the Creditor.

| Type | Secured Loan |
|---|---|
| Creditor | Top Corner Capital LP. |
| Amount Outstanding | $250,000 |
| Interest Rate and Amortization Schedule | 12% fixed |
| Description of Collateral | First lien on all assets including intellectual property. |
| Other Material Terms | Warrant: Borrower will issue a dollar amount of warrants representing 0.35% of the current fully diluted ownership of the company with an exercise price, at Lender's option, into any of the following: Borrower's last round of preferred financing, or any future round of preferred financing, or any interim financings or convertible notes, including all sweeteners associated with such financings or notes. Exercise price to equal the lowest price per share paid by investors who have acquired such securities.<br><br>The warrants will have a 10 year-term, piggy back, S-3 registration rights and anti-dilution rights and all terms consistent with the relevant underlying preferred stock round including any accrued dividends, will be exempt from pay to play provisions, and they will have an automatic termination provision and a zero-cost exercise price on a change of control or IPO. |
| Maturity Date | Each Advance will have its own 36 months term, consisting of 6 months of interest-only payments followed by 30 months of equal monthly payments of principal and interest. |
| Date Entered Into | January 20, 2023 |

| Type | Secured Loan |
|---|---|
| Creditor | Top Corner Capital LP. |
| Amount Outstanding | $1,766,542 |
| Interest Rate and Amortization Schedule | 12% fixed<br>Advance 1: $1 million on or before November 1, 2021.<br>Advance 2: $1 million on or before January 1, 2022. |
| Description of Collateral | First lien on all assets including intellectual property. |
| Other Material Terms | Warrant: Borrower will issue a dollar amount of warrants representing 0.35% of the current fully diluted ownership of the company with an exercise price, at Lender's option, into any of the following: Borrower's last round of preferred financing, or any future round of preferred financing, or any interim financings or convertible notes, including all sweeteners associated with such financings or notes. Exercise price to equal the lowest price per share paid by investors who have acquired such securities.<br><br>The warrants will have a 10 year-term, piggy back, S-3 registration rights and anti-dilution rights and all terms consistent with the relevant underlying preferred stock round including any accrued dividends, will be exempt from pay to play provisions, and they will have an automatic termination provision and a zero-cost exercise price on a change of control or IPO. |
| Maturity Date | Each Advance will have its own 36 months term, consisting of 6 months of interest-only payments followed by 30 months of equal monthly payments of principal and interest. |
| Date Entered Into | August 9, 2021 |

| Type | Secured Loan |
|---|---|
| Creditor | Top Corner Capital LP. |
| Amount Outstanding | $520,474 |
| Interest Rate and Amortization Schedule | 12% fixed<br>Draw 1: $750,000 at closing.<br><br>Draw 2: $250,000 on or before January 15, 2021 subject to achieving Q4 2020 revenues of at least $4.5 million and a cash balance on December 31, 2020 of $2.5 million (inclusive of Draw #1). |
| Description of Collateral | First lien on all assets including intellectual property. |
| Other Material Terms | Borrower will issue a dollar amount of warrants representing 0.85% of the current fully diluted ownership of the company with an exercise price, at |

| | |
|---|---|
| | Lender's option, into any of the following: (a) Borrower's last round of preferred financing, or (b) any future round of preferred financing, or (c) any interim financings or convertible notes, including all sweeteners associated with such financings or notes. Exercise price to equal the lowest price per share paid by investors who have acquired such securities.<br><br>The warrants will have a 10 year-term, piggy back and S-3 registration rights, and anti-dilution rights consistent with the relevant preferred stock round, and they will have an automatic termination provision and a zero-cost exercise price on a change of control or IPO. |
| **Maturity Date** | Each draw will have its own 36 months term, consisting of 6 months of interest-only payments followed by 30 months of equal monthly payments of principal and interest. |
| **Date Entered Into** | November 4, 2020 |

## Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Tomas Froes | 3,334,364 shares of Common Stock | 25.95% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

### Cash and Cash Equivalents

As of January 31, 2023 the Company had an aggregate of $155,905 in cash and cash equivalents, leaving the Company with approximately 2 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). The Company concluded a $4,700,000 equity raise in February 2023, and is on track to raise $4,300,000 in March 2023.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

**Valuation**

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

**Material Changes and Other Information**

None.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| SAFE | $158,975 | 6 SAFEs | General Working Capital | April 16, 2020 – May 21, 2020 | Section 4(a)(2) |
| SAFE | $2,737,822 | 10 SAFEs | General Working Capital | Nov 23, 2021 – January 12, 2022 | Section 4(a)(2) |
| SAFE | $101,067 | 1 SAFE | General Working Capital | February 3, 2021 | Section 4(a)(2) |
| Common Stock | $73.20 | 7,321,000 shares | General Working Capital | December 31, 2017 – October 1, 2018 | Section 4(a)(2) |
| Stock Options | N/A | 1,437,646 shares | N/A | September 1, 2017 – Present | Rule 701 |
| Series A Preferred Stock | $10,613,677.45 | 1,662,577 shares | General Working Capital | May 4, 2021 – August 3, 2021 | Section 4(a)(2) |
| Series A-1 Preferred Stock | $1,101,067 SAFEs converted | 339,818 shares | General Working Capital | May 17, 2021 | Section 4(a)(2) |
| Series A-2 Preferred Stock | $7,680,011.16 | 829,984 shares | General Working Capital | May 2022 – June 14, 2022 | Section 4(a)(2) |
| Series A-3 Preferred Stock | $2,737,822 SAFEs converted | 369,841 shares | General Working Capital | May 2022 – Present | Section 4(a)(2) |
| Series Seed Preferred Stock | $2,999,997.67 | 2,011,801 shares | General Working Capital | November 9, 2018 | Section 4(a)(2) |
| Series Seed-1 Preferred Stock | $260,689.28 indebtedness cancellation | 643,371 shares | General Working Capital | November 9, 2018 | Section 4(a)(2) |
| Series Seed-2 Preferred Stock | $158,975 SAFEs converted | 108,044 shares | General Working Capital | June 2, 2020 | Section 4(a)(2) |
| Series Seed-3 Preferred Stock | $1,525,000 | 829,159 shares | General Working Capital | June 2, 2020 | Section 4(a)(2) |
| Series A Preferred Warrant | N/A – Pursuant to Loan Agreement | 46,824 shares, 1 warrant | N/A | August 2021 | Section 4(a)(2) |
| Series A-2 Preferred Warrant | $1,499,999.24 | 162,106 shares | N/A | May 2022 – June 2022 | Section 4(a)(2) |

| Series A-3 Preferred Warrant | N/A – Pursuant to Loan Agreement | 83,095 shares, 1 warrant | N/A | November 4, 2020 | Section 4(a)(2) |
| --- | --- | --- | --- | --- | --- |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On December 31, 2017, the Company and Tomas Froes entered into a Common Stock Purchase Agreement where Mr. Froes purchased 5,011,125 shares of the Company's Common Stock for a total purchase price of $50.11.

- On November 9, 2018, the Company and Tomas Froes entered into an Amended and Restated Common Stock Purchase Agreement where Mr. Froes purchased 3,711,125 shares of the Company's Common Stock for a total purchase price of $37.11. On February 24, 2019, the Company and Mr. Froes entered into a Stock Surrender Agreement where Mr. Froes surrendered 155,000 shares of Common Stock that he previously purchased.

- In August 2020, the Company and Mr. Froes entered into a Stock Surrender Agreement where Mr. Froes surrendered 143,439 shares of Common Stock that he previously purchased.

- The Company and FRTS & VGTBLS Kencko Europe, Unipessoal, Lda ("*Subsidiary*") entered into a share exchange agreement on September 10, 2021, where the quota and supplementary capital contributions in the subsidiary were exchanged for 234,967 shares of Series A Preferred Stock of the Company. Additionally, on May 13, 2022 the Company and the Subsidiary entered into the Series A-2 Preferred Stock Purchase Agreement where the Subsidiary purchased 32,421 shares of Series A-2 Preferred Stock for an aggregate purchase price $300,000.44 at price per share of $9.2532.

- On May 4, 2021, Tomas Froes, the Company, and Nakhla Ventures Ltd entered into a Stock Transfer and Exchange Agreement where Mr. Froes sold 78,322 shares of the Company's Common Stock to Nakhla Ventures Ltd for an aggregate purchase price of $499,997.56 and $6.3839 per share. Nakhla Ventures Ltd exchanged 78,322 shares of the Company's Common Stock for 78,322 shares of the Company's Series A Preferred Stock.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,**

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.kencko.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tomas Froes
_____
(Signature)

Tomas Froes
_____
(Name)

Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tomas Froes
_____
(Signature)

Tomas Froes
_____
(Name)

Director
_____
(Title)

March 22, 2023
_____
(Date)


/s/
_____
(Signature)

_____
(Name)

_____
(Title)

_____
(Date)

/s/ Aaron Wolk
_____

(Signature)

Aaron Wolk
_____

(Name)

Director
_____

(Title)

March 22, 2023
_____

(Date)

/s/ Rob Go    *Robert Go*
_____

(Signature)

Rob Go
_____

(Name)

Director
_____

(Title)

March 22, 2023
_____

(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

**Kencko Foods, Inc and its subsidiary**

Unaudited consolidated financial statements
Years ended December 31, 2021, and 2020

With an independent accountant's review report

**Kencko Foods, Inc and its subsidiary**
**Table of contents**
**Years ending December 31, 2021, and 2020**
**(Unaudited)**

**Kencko Foods, Inc and its subsidiary**
**Independent accountant's review report**
**Years ended December 31, 2021, and 2020**
**(Unaudited)**

To the Board of Directors
Kenco Foods, Inc and its subsidiary

We have reviewed the accompanying consolidated financial statements of Kenco Foods, Inc (a corporation) and its subsidiary as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Consolidated Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis or reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

**Accountant's Conclusion**
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

*Stephanie Rodriguez*
Stephanie Rodriguez
Lic # AC46633
Miami, FL
September 12th, 2022

**Kencko Foods, Inc and its subsidiary**
**Consolidated Balance Sheets**
**December 31, 2021, and 2020**
**Expressed in US$**
**(Unaudited)**

| | 2021 | 2020 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | 2,583,395 | 2,395,496 |
| Accounts receivable | 160 | 5,000 |
| Inventory | 8,001,047 | 1,488,052 |
| Prepaid expense | 376,041 | 70,391 |
| Other current assets | 50,848 | 32,805 |
| Total current assets | 11,011,491 | 3,991,744 |
| Non-current assets | | |
| Property Plant & Equipment | 589,282 | 209,639 |
| Other assets | 33,411 | 5,517 |
| Total non-current assets | 622,693 | 215,156 |
| Total assets | 11,634,184 | 4,206,900 |
| **Liabilities and stockholders' equity** | | |
| **Liabilities** | | |
| Current liabilities | | |
| Loans and credit card | 916,686 | 396,763 |
| Accounts payables | 2,901,018 | 152,270 |
| Accrued expenses | 827,217 | 836,146 |
| Other current liabilities | 334,039 | 192,928 |
| Total current liabilities | 4,978,960 | 1,578,107 |
| Non-current liabilities | | |
| Loans | 1,778,387 | 632,764 |
| Total non-current liabilities | 1,778,387 | 632,764 |
| Total liabilities | 6,757,347 | 2,210,871 |
| **Stockholders' equity** | | |
| Common stock | 1,477 | 1,183 |
| Preferred stock | 54 | 36 |
| Additional paid-in capital | 15,274,276 | 5,189,189 |
| Additional paid-in capital SAFE | 2,237,822 | 1,000,000 |
| Legal reserves | 189 | - |
| Accumulated deficit | (14,042,343) | (4,198,884) |
| Accumulated other comprehensive (loss) gain | (103,071) | 4,505 |
| Total controlling participation | 3,368,404 | 1,996,029 |
| Non-controlling participation | 1,508,433 | - |
| Total equity | 4,876,837 | 1,996,029 |
| Total liabilities and equity | 11,634,184 | 4,206,900 |

*See independent accountant's review report and the notes to the financial statements*

**Kencko Foods, Inc and its subsidiary**
**Consolidated Statements of Income**
**Year ended December 31, 2021, and 2020**
**Expressed in US$**
**(Unaudited)**

| | 2021 | 2020 |
|---|---|---|
| **Gross profit** | | |
| Sales revenue | 23,847,240 | 9,336,030 |
| Cost of goods sold | 19,496,810 | 4,486,085 |
| Gross profit | 4,350,430 | 4,849,945 |
| **Operating expenses** | | |
| Employee Related | 35,804 | 9,333 |
| General & Administrative | 892,612 | 158,593 |
| External Services | - | 2,222,586 |
| IT Expense | 180,053 | 140,718 |
| Licenses and Fees | 289,153 | 40,243 |
| Payroll | 2,967,391 | 1,279,066 |
| Professional Fees | 1,690,256 | 853,508 |
| Sales & Marketing | 7,142,485 | 1,577,652 |
| Taxes | 719,171 | 148,947 |
| Depreciation | 66,621 | 11,687 |
| Total operating expenses | 13,983,546 | 6,442,333 |
| Net operating loss | (9,633,116) | (1,592,388) |
| **Non-operating income (expense)** | | |
| Realized and unrealized gain or loss | (15,700) | (91,967) |
| Interest expense | (200,011) | (22,133) |
| Other income | 61,767 | 62,345 |
| Other expense | (5,715) | (2,000) |
| Total non-operating expense | (159,659) | (53,755) |
| Net loss | (9,792,775) | (1,646,143) |
| | | |
| Net loss attributable to controlling interest | (9,843,459) | (1,646,143) |
| Net loss attributable to noncontrolling interest | 50,684 | - |
| | (9,792,775) | (1,646,143) |
| | | |
| **Other comprehensive (loss) income** | | |
| Foreign Currency Translation Adjustments | (139,849) | 18,947 |
| | (9,932,624) | (1,627,196) |

*See independent accountant's review report and the notes to the financial statements*

**Kencko Foods, Inc and its subsidiary**
**Consolidated Statements of Changes in Stockholders' Equity**
**Year ended December 31, 2021, and 2020**
**Expressed in US$**
**(Unaudited)**

| | Common stock | Preferred stock | Additional paid-in capital | Additional paid-in capital SAFE | Legal reserves | Accumulated deficit | Other Comprehensive Gain (Loss) | Non-controlling participation | Total stockholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| **Beginning balance, January 1, 2020** | 1,183 | 27 | 3,441,287 | - | - | (2,552,741) | (14,442) | - | 875,314 |
| Preferred stock issued | - | 9 | - | - | - | - | - | - | 9 |
| Additional paid-in capital | - | - | 1,747,902 | - | - | - | - | - | 1,747,902 |
| Additional paid-in capital SAFES | - | - | - | 1,000,000 | - | - | - | - | 1,000,000 |
| Foreign Currency Translation Adjustments | - | - | - | - | - | - | 18,947 | - | 18,947 |
| Net loss | - | - | - | - | - | (1,646,143) | - | - | (1,646,143) |
| **Ending balance, December 31, 2020** | 1,183 | 36 | 5,189,189 | 1,000,000 | - | (4,198,884) | 4,505 | - | 1,996,029 |
| Shares of common stock issued | 294 | - | - | - | - | - | - | 82 | 376 |
| Shares of preferred stock issued | - | 18 | - | - | - | - | - | - | 18 |
| Additional paid-in capital | - | - | 10,085,087 | - | - | - | - | 1,489,883 | 11,574,970 |
| Additional paid-in capital SAFES | - | - | - | 1,237,822 | - | - | - | - | 1,237,822 |
| Legal reserves | - | - | - | - | 189 | - | - | 57 | 246 |
| Foreign Currency Translation Adjustments | - | - | - | - | - | - | (107,576) | (32,273) | (139,849) |
| Net loss | - | - | - | - | - | (9,843,459) | - | 50,684 | (9,792,775) |
| **Ending balance, December 31, 2021** | 1,477 | 54 | 15,274,276 | 2,237,822 | 189 | (14,042,343) | (103,071) | 1,508,433 | 4,876,837 |

*See the independent accountant's review report and the notes to the financial statement*

**Kencko Foods, Inc and its subsidiary**
**Consolidated Statements of Cash Flows**
**Year ended December 31, 2021, and 2020**
**Expressed in US$**
**(Unaudited)**

|  | 2021 | 2020 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | (9,792,775) | (1,646,143) |
| Adjustment to reconcile net loss to net cash used for operation: | | |
| Depreciation and amortization | 66,621 | 11,687 |
| Foreign Currency Translation Adjustments | (139,849) | 18,947 |
| (Increase) decrease in assets | | |
| Accounts receivable | 4,840 | (4,476) |
| Inventory | (6,512,995) | (1,488,052) |
| Prepaid Expenses | (305,650) | (59,218) |
| Other current assets | (18,043) | (4,728) |
| Other assets | (27,894) | (4,393) |
| Accounts Payable | 2,748,748 | 21,173 |
| Accrued Expenses | (8,929) | 836,146 |
| Other Current liabilities | 141,111 | 150,515 |
| Cash flows used in operating activities | (13,844,815) | (2,168,542) |
| **Cash flows from investing activities** | | |
| Property Plant & Equipment | (446,264) | (221,326) |
| Cash flows used in investing activities | (446,264) | (221,326 |
| **Cash flows from financing activities** | | |
| Loans and credit cards | 1,665,547 | 1,029,527 |
| Legal reserve | 246 | |
| Common stock issued | 375 | - |
| Preferred stock issued | 18 | 9 |
| Additional paid in capital | 11,574,970 | 1,747,902 |
| Additional paid in capital SAFE | 1,237,822 | 1,000,000 |
| Cash flows provided by financing activities | 14,478,978 | 3,777,438 |
| Net increase in cash | 187,899 | 1,387,570 |
| Cash at beginning of year | 2,395,496 | 1,007,926 |
| Cash at end of year | 2,583,395 | 2,395,496 |

*See independent accountant's review report and the notes to the financial statements*

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

## 1.      Nature of operations

Kencko Food, Inc. (the "Company") is a Delaware company, founded with the purpose of manufacturing, producing, distributing, and selling healthy products in the form of smoothie powder, gumdrops, and pre-cooked meals (bowls). Products are composed of natural ingredients without any added refined sugars and no additives, to improve the number of fruits and vegetables everybody eats. The Company not only supplies high quality, nutritious plant-based foods, but also provides people with education and support to build a healthier relationship with food and a more nourishing overall diet.

Since its inception, the company serve its primary customer sets, consisting of consumers, sellers, developers, enterprises, and content creators. Kencko operates its business from multiple locations across the globe and its subsidiary has physical offices and warehouses located in Lisbon, Portugal.

The Company was established in July 2017 in Lewes, Delaware and is a certified B Corporation. The corporation's registered office is 2035 Sunset Lake Road, Suite B2, Newark, Delaware.

*Transaction with subsidiaries*
In August 2020, taking effect from January 1st, 2020, the company signed a service agreement with Frts & Vgtbls Kencko Europe, Unipessoal, LDA, (Kencko Portugal), a company duly organized and existing under the laws of Portugal, in which Kencko Portugal is engaged in the support of logistic services:

1.  Ensuring the support to inbound transportation of the merchandise, on behalf of the Company, from any country where such merchandise is located to its warehouse, located in Portugal;
2.  Storage of the merchandise in its warehouse, located in Portugal;
3.  Contracting, on behalf of the company, a top-level parcel carrier to ship and insure the timely delivery of the merchandise to any Company's customers;
4.  Administrative support to the local activities, including human resources management, logistics, and finance.

According to the agreement, the fee shall be computed on a cost-plus basis, corresponding to (i) the relevant cost basis (the "Cost Basis") (ii) increased by an amount equivalent to 5% (five) percentage points (the "Profitability Rate") of the amount of the Cost Basis. For these purposes, the Cost Basis shall include all costs borne by Kencko Portugal in direct or indirect connection with the provisions of the Services, including, but not limited to, costs borne with rent, equipment, payroll, income taxes, social security contributions, and any supply, computed quarterly.

## 2.      Summary of significant accounting policies

*Basis of presentation*
The accompanying financial statements have been prepared following U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by GAAP to be considered complete financial statements. In

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

management's opinion, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

*Fiscal year*
The company operates on a December 31<sup>st</sup> year-end.

*Consolidation*
As of December 31, 2021, and 2020, the Company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the Company and its subsidiary Frts & Vgtbls Kencko Europe, Unipessoal, LDA, established in Portugal (77% and 100% of ownership, in 2021 and 2020, respectively). Intercompany transactions and balances are eliminated in the consolidation. The accounting policies of the Company and its subsidiary are consistent.

*Going concern*
These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

*Use of estimates*
The preparation of the financial statement following U.S. Generally Accepted Accounting Principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the data reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the Company's control may cause fluctuations in these conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, in particular, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statement estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict or control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

*Cash and cash equivalents*
The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the company had $2,583,395 and $2,395,496 of cash on hand, respectively.

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

*Accounts receivable*

Trade receivables due from customers are uncollateralized customer obligations. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

*Inventory*

Inventories are stated at a lower cost and net realizable value. Cost includes estimated shipping in bringing the inventories to their present location and condition. Cost is calculated using the FIFO method. The net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling, and distribution.

*Prepaid expenses*

As of December 31, 2021, and 2020, prepaid expenses are mainly represented by health insurance, rent and marketing & advertising services.

*Property Plant & Equipment*

Property Plant & Equipment exist in the form of furniture, computer equipment and machinery. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 3-7 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized.

The company reviews the carrying value of Property Plant & Equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2021, and 2020.

Property Plant & Equipment consisted of the following as of December 31, 2021, and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Machinery & equipment | 488,236 | 211,891 |
| Buildings and other construction | 114,583 | - |
| Computer equipment | 49,343 | 2,559 |
| Furniture & equipment | 14,388 | 6,876 |
| Property, plant and equipment, gross | 666,550 | 221,326 |
| Accumulated depreciation | (77,268) | (11,687) |
| Property, plant and equipment, net | 589,282 | 209,638 |

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

*Fair value measurements*
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be verified by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

*Revenue recognition*
The Company accounts for revenue under ASC Topic 606, which states that revenue is recognized when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for goods or services. Revenue consists of sales transactions with customers which are generally comprised of a single performance obligation that involves the delivery of the product identified.  Performance obligations are generally satisfied when the product is shipped, which is when the company recognizes the revenue of each sale.

Upon placing an order, customers are generally required to pay an advance towards its purchase order obligation which is initially accounted for as a contract liability. In addition, the Company's terms contain fixed price consideration in which the price determined upon placement of the order will not fluctuate, and the client is invoiced with the total amount.

*Income taxes*
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses for the last three periods. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

The company's subsidiary in Portugal is subject to income tax. The corporate tax rate is 21% on the net profit of the previous year's operation, which also includes the municipal surcharge of 1.5% in most municipalities, on the taxable profit.

*Concentrations of credit risk*
From time-to-time cash balances held at major financial institutions may exceed federally insured limits of $250,000.  Management believes that the financial institutions are financially sound, and the risk of loss is low.

*Recent accounting pronouncements*
In February 2019, FASB issued ASU No, 2019-02, Leases, which requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC, Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) do not apply to us or (iv) are not expected to have a significant impact our financial statements.

## 3.  Inventory

Inventory consisted of the following as of December 31, 2021, and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Finished Product (smoothies) | 3,449,482 | 492,770 |
| Gumdrops Packed | 134,334 | - |
| Gumdrops Shapes | 183,983 | - |
| Intermediary Product (smoothies) | 734,432 | 246,835 |
| Film | 526,108 | - |
| Raw Material | 2,365,337 | 634,055 |
| Cardboard Boxes | 387,528 | 39,640 |
| Bottles | 219,843 | 74,752 |
|  | 8,001,047 | 1,488,052 |

## 4.  Loans and credit card

Loans consisted of the following as of December 31, 2021, and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Current: |  |  |
| Credit cards | 125,472 | 170,148 |
| Paycheck Protection Program (PPP) | - | 47,967 |
| Top Corner Capital | 791,214 | 178,648 |
|  | 916,686 | 396,763 |
| Non-current: |  |  |
| Top Corner Capital | 1,730,024 | 571,352 |
| Millennium BCP | 48,363 | 61,412 |
|  | 1,778,387 | 632,764 |

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

|  |  |
|---|---|
| 2,695,073 | 1,029,527 |

*Credit cards*

Credit cards are used to pay obligations of the company to suppliers of goods and services obtained in the ordinary course of business. Credit cards accrue interest at a market rate.

*Paycheck Protection Program (PPP)*

In 2020, the company received loan proceeds of $47,967 under the Paycheck Protection Program ("PPP"). The PPP established as part of the Coronavirus Aid, Relief and Economic Security Act provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 1% per annum, with interest accruing on the unpaid principal balance computed based on the actual number of days elapsed in a year of 365 days. No interest or principal will be required during the first six months after the loan amount is disbursed, although interest will continue to accrue over this six-month deferral period. In 2021, the PPP loan was forgiven in full.

*Top Corner Capital LP*

On November 4, 2020, the company received from Top Corner Capital LP, a venture capital LP, an amount of $750,000, with an interest rate of 12%, and payments starting in May 2021. According to the term sheet, the funding period is through two draws: $750,000 at closing and $250,000 on or before January 2021, subject to achieving Q4 2020 revenues of at least $4.5 million and a cash balance in December 2020 of $2.5 million. Each draw has its own 36 months term, consisting of 6 months of interest-only payments followed by 30 months of equal monthly payments of principal and interest.

On August 29, 2021, Top Corner Capital LP, offered a term sheet for growth capital with a commitment of $2,000,000, in two advances for $1,000,000 each, 12% interest rate, and monthly payments. The company will issue a dollar amount of warrants representing 0.35% of the current fully diluted ownership of the company with an exercise price, at Top Capital's option, into any of the following: the Company's last round of preferred financing, any future round of preferred financing, or any interim financings or convertible notes, including all sweeteners associated with such financings or notes. As of December 31, 2021, and 2020, the Top Corner's balance is $633,649 and 2,521,238.

*Millennium BCP*

In May 2020, Kencko Portugal signed a loan with Banco Comercial Portugues, S.A., a bank based in Portugal, for 50,000 Euros, maturity in May 2025, and 12 months of no payments. The interest rate is the result of the simple average of the European Interbank Offer Rate.

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

### 5.      Account payables

Account payables consisted of the following as of December 31, 2021, and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Suppliers | 2,901,018 | 152,270 |
|  | 2,901,018 | 152,270 |

As of December 31, 2021, and 2020, accounts payable to suppliers primarily include obligations for inventory purchases.

### 6.      Accrued expenses

Accrued expenses consisted of the following as of December 31, 2021, and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Accrued expenses | 563,706 | 798,971 |
| Sales tax | 168,485 | - |
| State and other public entities | 95,026 | 37,175 |
|  | 827,217 | 836,146 |

### 7.      Equity

*Additional paid-in capital SAFEs*
The company's board of directors approved an Action by Unanimous Written Consent, under certain SAFE Agreements, that provided a legal basis for the Company to pursue investment capital from various investors in an aggregate amount of up to $3,500,000. The board approved all necessary transaction terms to conduct its crowdfunding campaign and authorized and empowered the Company's representatives to take reasonable steps toward a successful consecution of the campaign.

During Abril and May 2020, the company issued several Simple Agreements for Future Equity (SAFE), for a total of $1,000,000, a discount rate of 80%, and a valuation cap of $15,000,000. Between November and December 2021, the company entered into various SAFE agreements with third parties, for a total of $1,237,822. The valuation cap on the agreements entered is $105,000,000.

These notes have no maturity date and a discount rate of 80%. The terms of the agreements provide investors with the right to future equity in the company.

As of the date of issue of these financial statements, the company has not held an equity financing and none of the SAFEs was converted to shares of preferred stock.

**Kencko Foods, Inc and its subsidiary**
**Notes to the Consolidated Financial Statements**
**For the year ended December 31, 2021, and 2020**
**Expressed in US$**

8.     **Subsequent events**

*License and support*
In January 2022, the company entered into a license and support agreement service with Oracle America, Inc, whereby it promised to provide the software, services, and cloud services. The software includes applications for enterprise resource planning (ERP) which combines office operations and applications for financial management, financial planning, warehouse and fulfillment, procurement, order production and supply chain management, and customer relationship management (CRM). This includes applications for sales force automation, commission's management, marketing automation, and partner relationship management. The system price is for a total of $65,431.15 paid in 6 consecutive monthly payments, which started on September 1st, 2022.

*Action by Unanimous Written Consent of the Board of Directors Pursuant of increasing the number of authorized shares.*
On May 11, 2022, the board, in the best interests of the Company and its stockholders, approved an Action by Unanimous Written Consent, to amend and restate the certificate of incorporation, in its entirety in connection with the issuance and sale of up to  (i) 1,702,116 shares of a new series of preferred stock of the Company, par value $0.00001 per share, to be designated as Series A-2 Preferred Stock, par value $0.00001 per share, at a purchase price of $9.2532 per share; (ii) 369,841 shares of a new series of preferred stock of the Company, par value $0.00001 per share, to be designated as Series A-3 Preferred Stock, par value $0.00001 per share, at a purchase price of $7.4026 per share.

On June 2, 2022, the company's board of directors approved an Action by Unanimous Written Consent, pursuant that the Company adopts a Certificate of Amendment to amend its Amended and Restated Certificate of Incorporation to increase the issuance and sale of up to (i) the number of authorized shares of the Company's Common Stock, par value $0.00001 per share, to 15,987,539, (ii) the number of authorized shares of Series A-2 Preferred Stock, par value $0.00001 per share, to 1,783,169 and (iii) the number of authorized shares of preferred stock of the Company, par value $0.00001 per share to 7,877,699.

*Crowdfunding offering*
The Company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended to receive any funding.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

*Management's evaluation*
Management has evaluated subsequent events by September 12th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, which require adjustment or disclosure in the financial statements.

## EXHIBIT B

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

**KENCKO FOODS, INC.**

**Crowd SAFE**
**(Crowdfunding Simple Agreement for Future Equity)**

**Series 2023**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Kencko Foods, Inc., a Delaware public benefit corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $85,000,000.

See Section 2 for certain additional defined terms.

1.      *Events*

        (a)      **Equity Financing**.

                 (i)      If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing.  The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

                 (ii)      If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

        (b)    **Liquidity Event**.

        (i)    If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)    If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

        (iii)    If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

        Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

        (c)    **Dissolution Event**.    If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)    **Termination**.    This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or

(ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

## 2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)     The Company is a public benefit corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument.  All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

## 4. *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

**5. *Transfer Restrictions*.**

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)      The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)      Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)      In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)      All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)      All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)      Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)      The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

**IN WITNESS WHEREOF**, the undersigned have caused this instrument to be duly executed and delivered.

**KENCKO FOODS, INC.**

By:
Name: Tomas Froes
Title: Chief Executive Officer
Address: 16192 Coastal Hwy., Lewes, DE 19958-3608
Email: tomas@kencko.com

**INVESTOR:**
By:
Name:

# EXHIBIT A

## Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Kencko Foods, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Kencko Foods, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

*(Remainder of Page Intentionally Blank – Signature Page to Follow)*

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**INVESTOR:**

By:

Name:

Date:


**NOMINEE:**

**Republic Investment Services LLC**

By:

Name: Emily Pollack, President

Date:


**COMPANY:**

**KENCKO FOODS, INC.**

By:

Name: Tomas Froes, Chief Executive Officer

Date:

**EXHIBIT C**

*Video Transcript*

**Black text = spoken**
**Blue text = caption**

## Cut 1: Full version

**Smarter ways to nourish the world**

**Tomás Froes, kencko's Founder and CEO**: Hello, I'm Tomás Froes, and I'm the founder and CEO of kencko. We're a food tech startup 100% focused on helping people eat more fruits and vegetables.

We're on a mission to make organic produce convenient, affordable and sustainable - and we're delivering right to your door.

It's a huge opportunity, and I'm inviting you to be part of it.

**Why kencko?**

So our food system is broken.

**Poor diet contributes to 1 in 5 deaths worldwide**

The way we eat today is a disaster for human health, and for the planet. Fruits and vegetables are amazing.

**5 daily servings of fruits and vegetables**

We know that eating at least 5 servings every day helps people to avoid chronic disease and live longer.

**9 in 10 don't eat enough fruits and vegetables**

Yet 90% of Americans and 75% of Europeans don't get their 5-a-day.

So kencko started as a problem I solved for myself, as I was diagnosed with acute gastritis. Doctors told me I had to take pills for the rest of my life. I decided to try changing my eating habits and move to a plant-based diet, specifically focusing on five servings of fruits and vegetables a day. The moment I did that, I never had any more acidity issues or burns in my stomach so I decided to throw away all of my medication.

I solved one problem, but discovered another one. Did you know that 50% of fruits and vegetables worldwide are wasted on a yearly basis? It's bad for the planet. And it's bad for your budget. So…I started kencko.

## The kencko difference

**Kelly Deen, kencko's VP of Marketing:** kencko makes delicious, nutritious, go-anywhere food products, using only organic plants.

Our breakthrough innovation is the way we use freeze-drying technology. It locks in all the nutrition from fresh produce, while safely preserving it without any added chemicals. And it minimizes waste in the supply chain. We offer a shortcut to healthy habits: small, simple daily rituals that make a huge difference to people's health.

## over 1000 tons of produce saved

## 15m single-use plastic bottles avoided

## 100% compostable packaging

We're a certified B-Corp, with a strong corporate responsibility agenda. And we're on track to be carbon neutral by 2023.

## Why invest?

**Mike Erickson, kencko's CFO:** So in just 4 years, we've gone from a two-person start-up to an international brand.

## Revenue vs. equity
## [graph]

We've taken roughly $20 million of venture capital funding and turned it into nearly $62 million in revenue.

kencko is successfully scaling up. We've got the right team in place for the next phase of growth.

## Revenue growth
## [graph]

We're well-placed to capitalize on the significant domestic and international growth opportunities that lie ahead of us, and we're not hanging around.

It's not just a great investment opportunity; it's an opportunity to be part of a company that's growing by doing good. We've stayed true to our core mission to improve health in ways that reduce the food industry's impact on the planet.

## The future of fruits and vegetables

**Tomás:** Right now, we're expanding into Europe, and localizing in our five most important European markets. And expanding retail and B2B offerings.

**Instant smoothies**

**All-natural gumdrops**

**Hot lunch bowls**

We're doubling our in-house manufacturing capabilities to meet demand, and have a strong R&D pipeline for new products.

Now you can be part of kencko's future as we continue to grow. Help us bring the simple miracle of fruits and vegetables to even more people, and help us bring the simple miracle of fruit and vegetables to even more people.

**Own a stake in our growing business from just $150**

---

# Cut 2 (hosted on Republic.com)

**Smarter ways to nourish the world**

**Tomás Froes, kencko's Founder and CEO**: Hello, I'm Tomás Froes, founder and CEO of kencko. We're a food tech startup 100% focused on helping people eat more fruits and vegetables.

We're on a mission to make organic produce convenient, affordable and sustainable - and we're delivering it right to your door. It's a huge opportunity, and I'm inviting you to be part of it.

So kencko started as a problem I solved for myself, as I was diagnosed with acute gastritis. Doctors told me I had to take pills for the rest of my life. I decided to try changing my eating habits and move to a plant-based diet, specifically focusing on five servings of fruits and vegetables a day. The moment I did that, I never had any more acidity issues or burns in my stomach so I decided to throw away all of my medication.

I solved one problem, but discovered another one. Did you know that 50% of fruits and vegetables worldwide are wasted on a yearly basis? It's bad for the planet. And it's bad for your budget. So…I started kencko.

**The kencko difference**

**Kelly Deen, kencko's VP of Marketing:** Our breakthrough innovation is the way we use freeze-drying technology. It locks in all the nutrition from fresh produce, while safely preserving it without any added chemicals.

And it minimizes waste in the supply chain.

We offer a shortcut to healthy habits: small, simple daily rituals that make a huge difference to people's health.

**Why invest?**

**Mike Erickson, kencko's CFO:** So in just 4 years, we've gone from a two-person start-up to an international brand.

**Revenue vs. equity**
**[graph]**

We've taken roughly $20 million of venture capital funding and turned it into nearly $62 million in revenue.

**Revenue growth**
**[graph]**

kencko is successfully scaling up. We've got the right team in place for the next phase of growth. It's not just a great investment opportunity; it's an opportunity to be part of a company that's growing by doing good. We've stayed true to our core mission to improve health in ways that reduce the food industry's impact on the planet.

**The future of fruits and vegetables**

**Tomás Froes:** Now you can be part of kencko's future as we continue to grow. Help us bring the simple miracle of fruits and vegetables to even more people, and help us bring the simple miracle of fruit and vegetables to even more people.

**Be part of our growing business from just $150**

**Equity crowdfunding campaign launches September 12th, 2022**

## Cut 3a (marketing teaser for YouTube)

**Tomás Froes, kencko's Founder and CEO**: Hello, I'm Tomás Froes, founder and CEO of kencko. We're on a mission to make organic produce convenient, affordable and sustainable - and we're delivering it right to your door.

**Kelly Deen, kencko's VP of Marketing:** We offer a shortcut to healthy habits: small, simple daily rituals that make a huge difference to people's health.

**Mike Erickson, kencko's CFO:** It's not just a great investment opportunity; it's an opportunity to be part of a company that's growing by doing good. We've stayed true to our core mission to improve health in ways that reduce the food industry's impact on the planet.

**Be part of our growing business from just $150**

**Equity crowdfunding campaign launches September 12th, 2022**

## Cut 3b (SM teaser for Instagram)

**Announcing our first ever equity crowdfunding campaign**

**Tomás Froes, kencko's Founder and CEO**: I'm Tomás Froes,

**We're a fast-growing company with big plans for the future**

founder and CEO of kencko. We're a food tech startup 100% focused on helping people eat more fruits and vegetables.

**And now we're inviting you to be part of it**

**Kelly Deen, kencko's VP of Marketing:** kencko makes delicious, nutritious, go-anywhere food products,

**By participating in our new crowdfunding campaign**

using only organic plants.

**Mike Erickson, kencko's CFO:** It's not just a great investment opportunity;

**you can join our journey from just $150**

it's an opportunity to be part of a company that's growing by doing good.

**Learn more at republic.com**

**Tomás:** And I'm inviting you to be a part of it.

**EXHIBIT D**

*Testing the Waters Communications*



Hi there,

As you probably already know, building kencko into the company it is today has been our tireless pursuit for the past half decade, and while we've accomplished a ton, we know our work isn't done. At kencko:

- Our mission is to make eating more fruits and vegetables more attainable. We believe this is essential to the health of both people, and the planet.

- We launched the first version of our organic fruit and vegetable smoothies in 2017 and have been covered in Forbes, Fast Company, Refinery29, and more.
- We've sold over 20 million smoothies in our first five years and launched two additional categories: our very own plant-based protein and 100% fruit and veggie gumdrops.

And because we want to continue growing to help even *more* people *more* easily eat *more* fruits and veggies, we're running a **kencko investment campaign** that gives everyone a chance to invest in our business and share in our success.

We'd love for you to be a part of this fundraising round! We're currently accepting reservations, so you can guarantee your spot for when our investment campaign officially launches. **You can learn more about this opportunity here: rep.pub/invest-kencko-foods**

LEARN MORE

Thank you for your support,

the kencko team







With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Got any questions? Simply reply to this email.

kencko foods, inc. | 240 Kent Avenue, Brooklyn, NY 11249

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#fiveaday club

**kencko**
Posted by Maggie Harriman
Admin 1m ·

Do you believe in the fruit & veggie revolution as much as we do? We're so excited to announce that we're launching our first ever crowd equity campaign, which gives our community of fruit & veggie lovers (that's YOU!) the opportunity to help us grow. Our Republic campaign will go live in the next few days! Keep an eye out for more details, and reserve your spot here: https://rep.pub/kencko-foods

See terms and conditions at republic.com.



We're launching a crowd equity campaign
Republic
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Hi Lida,

In case you missed our first email announcing our exciting investment campaign with Republic, we wanted to make sure you didn't miss out!

This investment campaign will give everyone a chance to own a stake in our growing business and share in our success. You can lock in your spot today to be a part of this fundraising round at **www.republic.com/kencko-foods** for a limited time. **By reserving now, your spot is guaranteed for when our investment campaign officially launches!**

LEARN MORE

At kencko:

- Our mission is to make eating more fruits and vegetables more attainable. We believe this is essential to the health of both people, and the planet.
- We launched the first version of our organic fruit and vegetable smoothies in 2017 and have been covered in Forbes, Fast Company, Refinery29, and more.
- We've sold over 20 million smoothies in our first five years and launched two additional categories: our very own plant-based protein and 100% fruit and veggie gumdrops.

LEARN MORE

Thank you for your support,

kencko team



smarter ways to nourish the world

certified organic          no artificial additives

no refined sugars                    non-gmo





With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Got any questions? Simply reply to this email.

kencko foods, inc. | 240 Kent Avenue, Brooklyn, NY 11249

Unsubscribe

# kencko

# a fruitful opportunity



Hi Lida,

As you might've heard, we're opening up an opportunity for anyone interested in owning a stake in our growing business for as little as $150.

Republic, a leading private investment platform, is hosting our campaign. If

Republic, a leading private investment platform, is hosting our campaign. If you haven't already, check out the campaign at **www.republic.com/kencko-foods** – we'd love to have you on board in any number of ways:

- Forward this email. Pass this opportunity along to anyone you know who might be interested.
- Post on social media. Share republic.com/kencko-foods on Facebook, Instagram, Linkedin and/or Twitter.
- Invest. Invest from $150+ via our campaign page.
- Ask questions! Want to learn more? Post your question on our discussion board here.

Thanks again! We can't wait to share more with you about the future of kencko.

VIEW CAMPAIGN





With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Got any questions? Simply reply to this email.

kencko foods, inc. | 240 Kent Avenue, Brooklyn, NY 11249



# kencko

# let's keep growing, together

Hi there,

On behalf of the entire kencko team, I want to personally thank you for being a kencko customer. We truly love being a part of your daily routine, and greatly appreciate your loyalty as we continue pursuing our mission:

**to make eating more fruits and vegetables more attainable, and believe this is essential to the health of both people, and the planet.**

To help us better chase after this lofty goal, we're running an investment campaign that gives everyone a chance to invest in kencko and join our mission.

**If you'd like to be a part of this fundraising round, you can reserve your spot at www.republic.com/kencko-foods. By reserving, your spot is guaranteed for when our investment campaign officially launches!**

Whether you join in or not, thank you so much for helping kencko continue to grow and thrive.

LEARN MORE

Best,
Tomas Froes & the kencko team





smarter ways to nourish the world

certified organic          no artificial additives

no refined sugars          non-gmo

Certified



Corporation

With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Got any questions? Simply reply to this email.

kencko foods, inc. | 240 Kent Avenue, Brooklyn, NY 11249



Hi!

We're so excited for the upcoming launch of our investment campaign! Learn more about kencko by watching the video below and join us in our mission to make eating more fruits and vegetables more attainable.



If you’d like to be a part of this fundraising round, you can reserve your spot at www.republic.com/kencko-foods.

LEARN MORE

Best,
the kencko team

smarter ways to nourish the world

certified organic

no artificial additives

no refined sugars                    non-gmo



Certified
B
Corporation



With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Got any questions? Simply reply to this email.

kencko foods, inc. | 240 Kent Avenue, Brooklyn, NY 11249

Unsubscribe

# We're launching a crowd equity campaign

 Republic



  kencko

**kencko** Do you believe in the fruit & veggie revolution as much as we do? We're so excited to announce that we're launching our first ever crowd equity campaign, which gives our community of fruit & veggie lovers (that's YOU!) the opportunity to help us grow. Our Republic campaign will go live in the next few days! Keep an eye out for more details, and reserve your spot at the linkinbio 👀

See terms and conditions at republic.com

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 **kencko** ✓

Published by Maggie Harriman ❓ · 2m · 🌐



Do you believe in the fruit & veggie revolution as much as we do? We're so excited to announce that we're launching our first ever crowd equity campaign, which gives our community of fruit & veggie lovers (that's YOU!) the opportunity to help us grow. Our Republic campaign will go live in the next few days! Keep an eye out for more details, and reserve your spot here: https://republic.com/kencko-foods 👀

See terms and conditions at republic.com.



# We're launching a crowd equity campaign

 **Republic**

 Click to tag products



**kencko**
5,612 followers
1m · 🌐

Do you believe in the fruit & veggie revolution as much as we do? We're so excited to announce that we're launching our first ever crowd equity campaign, which gives our community of fruit & veggie lovers (that's YOU!) the opportunity to help us grow. Our **Republic** campaign will go live in the next few days! Keep an eye out for more details, and reserve your spot here: **https://lnkd.in/e9iJKecK**

See terms and conditions at **republic.com**.

**Reserve Kencko Foods**

republic.com · 5 min read

 Republic

| **Company Name** | Kencko Foods |
|---|---|

| **Logo** | kencko |
|---|---|

| **Headline** | Real fruits and vegetables, faster. Sustainable, convenient, and delicious |
|---|---|

## Slides



Smarter ways
to nourish
the world
KENCKO.COM
kencko

hi Glow-getter
golds
crimsons
purples
reds
spicy tomatoes
yellows
ambers
mint greens
matcha greens
greens
let's shake things up
kencko










kencko
mush-vroom
wild mushroom
cousotto* bowl
complex carbs for sustained energy
anti-inflammatory antioxidants
gut-friendly fiber
JUST ADD HOT WATER FOR A BALANCED MEAL IN MINUTES.
PLANT-BASED
ORGANIC
NO ARTIFICIAL ADDITIVES
k.



**Tags**            Nutrition, Food, B2C, Companies, Coming Soon, Venture-backed

**Pitch text**

## Summary

- $31M gross revenue in 2022 ($67M all-time gross revenue)
- Average Order Value up 13% and Gross Margin up 16.8 pp year-on-year
- 3.1 ROAS in FY 2022
- $25M + in VC funding since launch
- Exclusive partnership with major US retailer launching H1 2023
- Growing portfolio of delicious, convenient smoothies, meals and snacks
- Significant domestic & international growth opportunities

## Custom

*Click here for important information regarding Financial Projections which are not guaranteed.*

## Problem

# Our eating habits are broken

*Only 1 in every 10 Americans eats the daily amount of fruits and vegetables required to maintain good health.*

**#1**
Poor diet is associated with more deaths than any other risk factor, including smoking

**5-a-day**
CDC and WHO recommend > 5 daily servings of f&v to guard against chronic disease

**100K**
American lives could be saved each year if everyone got 5-a-day

**50%**
Half of all fresh produce is wasted, contributing to a global food waste footprint bigger than most countries.

—

## Despite our best intentions, we struggle to eat in ways that are healthy for us, or for the planet.

The food industry invests heavily in developing and marketing cheap, ultra-processed foods, which create mountains of plastic waste and make up on average 50% of our caloric intake.

We know that a plant-rich diet with 5+ daily servings of fruits and vegetables is what we need — but 9 in 10 of us don't get that.

Healthy options often seem expensive and time-consuming. And when we do opt for fresh fruits and veggies, we struggle to use them before they spoil: we toss 30% of the fresh produce we buy.

**Solution**

# kencko makes it convenient, affordable and sustainable to get your 5-a-day

Using advanced food technology, we are creating a growing portfolio of on-the-go plant-based products designed for maximum nutrition, minimum waste. We make reaching for nutritious, real fruits and vegetables just as easy as opening a bag of potato chips or grabbing a soda from the vending machine.


Plant-based


No refined sugars


No artificial additives


USDA organic


Carbon-neutral shipping


Compostable packaging


Certified B Corporation



bananarama
gumdrops
1 APPLE
1/4 BANANA
SLICE OF SWEET POTATO
AGAVE FIBER
SQUEEZE OF LEMON

Contains 1 of your 5-a-day

yellows

Contains 2.5 of your 5-a-day

beet that
beetroot soup
bowl
SUPPORT
ANTI-INFLAMMATORY ANTIOXIDANTS
VIT A FOR EYES + IMMUNITY
GUT-FRIENDLY FIBER

Contains 4 of your 5-a-day

We also help people build healthier eating habits — based on nourishment, not restriction — through expert coaching, nutrition education and the support of a growing community.

A certified B-Corp with a strong sustainability mission, kencko is committed to fixing the food system in favor of individual and collective health.

## Product

# Our product portfolio: smoothies, gumdrops, & bowls

### Instant organic smoothies

Add 2.5 servings of real, organic produce to your breakfast routine in 30 seconds flat — no need to blend.

Over 50 different fruits and veggies in 20 different flavors; nothing added and nothing taken out except water. Simply rehydrate with water or your choice of milk to awaken all the nutrition, flavor and color of fresh produce.

Your browser does not support HTML5 video.

## Pure fruit & veggie gumdrops

Sometimes only a sweet treat will hit the spot. Kencko gumdrops taste like candy, if candy was your friend.

Six different flavors of pure fruit and vegetable joy, sweetened with fruit juice and fortified with prebiotic inulin fiber to give you a balanced energy boost — and a mouth-watering hit of flavor.

Your browser does not support HTML5 video.

## Hot meal bowls

Kencko's chef-designed, Registered Dietitian-approved range of hot bowls make speedy, healthy, plant-based lunches easy.

Choose from soups, risottos, pasta dishes and curries - plus our epic vegan chili. Prep takes seconds, and all you need is a kettle or microwave.

Your browser does not support HTML5 video.*Initial R&D and soft launch phase complete. Currently working on range expansion.*

## Traction

# Ramping up to a game-changing retail debut

Since launching as an e-commerce brand, kencko has sold over 20 million smoothies. We have signed up over 300K customers, and our repeat purchase rate is 61%.

Our website has racked up more than 3 million visitors in the last 12 months, and over 170K people follow us on social media.

Over four consecutive years of online growth, we have developed our brand, built a strong manufacturing base, and positioned kencko for the next big opportunity: a major bricks-and-mortar launch in the first half of 2023. As kencko evolves into a mass-market retail brand, we expect revenue growth to accelerate sharply over the next two years.



Between 2019 and 2022, kencko experienced exponential top-line net sales growth of 174.9%. During the same period, AOV (Average Order Value) increased YoY at a CAGR of 16.4%, 12 month ARPU (Average Revenue Per User) increased 19% CAGR and LTV/CAC (Lifetime Value/Customer Acquisition Cost) improved 24% CAGR.

As a result, our all-time cumulative gross revenue reached $67M at the end of 2022.

According to our models, we expect to maintain a strong top-line CAGR of nearly 91.6% between FY'23 and FY'25. In tandem, our operating expenses are improving with scale. Kencko plans to be net-income positive during 2023.

——

## Customers are staying with us longer, and spending more



In the e-commerce segment, 12-month average revenue per user topped $200 in 2021 and now stands at $233. Renewals are up by almost 20 percentage points since 2019, with an impressive 65% of sales in 2022 coming from repeat customers. This is a product of continuous customer engagement, elevated shopping experience & listening to customer feedback.



RETENTION - 1ST ORDER & RENEWALS

## Strong interest from wholesalers and retailers

With an average of 1.3 inbound inquiries every day during the past year from 30+ countries, we are seeing steady demand for kencko products from resellers. In addition to the deal already signed, which will see a range of kencko products on shelves in 1000+ US stores this year, we are actively pursuing future distribution opportunities, both domestic and international.



## Customers

# We are building a great brand that consumers love

Since launching, kencko has nurtured a dedicated following, with members in every US state and 29 other countries worldwide. We reach an impressively broad demographic and consistently deliver great customer satisfaction.

TESTIMONIALS

"I really believe in your products. They are delicious, sustainable and healthy. A perfect ally."
- Manuela Q.

"Honestly I was skeptical but I have some early mornings and I needed something quick to get me out the door, so I was willing to try. The flavors were really good! I I love having it as a part of my day now and I look forward to it! Not disappointed and even got my husband on them!"
- Katherine T.

"These smoothies are absolutely life changing."
- Mary L.

Our customers come to kencko for affordable, convenient products that are packed with fiber and nutrients. A recent survey of kencko's member base shows that:

- Health and convenience are the two biggest motivators/benefits for kencko's customers
- 48% have kencko every day
- 40% have kencko 2-3 times a week.

## kencko appeals to all ages



% ACTIVE MEMBERS

- 18-30
- 31-40
- 41-50
- 51+

# Our approval rating is strong and rising



NET PROMOTER SCORE
(E-COMMERCE SECTORE AVERAGE: 35)

NPS SCORE

2019    2020    2021    2022

## Business Model

# We are building a resilient, sustainable food company

We own our mixing, packing and fulfillment operations, giving us more control over stock levels and production. Our diverse supplier base provides built-in resilience to supply chain fluctuations.

Our gross margins are improving: we closed 2021 at ~ 21%, 2022 at ~ 38%, and aim to exceed 42% in 2024.



## GROSS MARGIN (%)

* Click here for important information regarding Financial Projections which are not guaranteed.

---

## We keep making new products that people love

We have a history of successful innovation, driven by a strong understanding of our customers and their needs. As well as constantly refreshing our existing categories with exciting new flavors, we're expanding into new products and services to meet demand. For example, the single-serve protein we launched in 2021 has become a firm favorite. 17% of members now choose to "add-on" protein packs or gumdrops to their smoothie boxes.



## Our path to profitability is clear

As we continue to drive strong revenue growth and improve our operating efficiency as we scale, kencko is on track to be net-income positive during FY'23.

Exciting developments in retail and wholesale/B2B will allow us to diversify and greatly expand our sales channels through 2023. We are hard at work on our transition to an omnichannel brand; in 2022 we more than doubled our manufacturing capacity to meet demand.

*\* Click here for important information regarding Financial Projections which are not guaranteed.*

## Market

# 'Better For You' is a fast-growing

# category

When it comes to healthy eating, consumers are desperate for clear guidance on what to eat, and nutritious, tasty, affordable foods they can trust to nourish them. At a time when grocery prices are fluctuating, Kencko is particularly well positioned to cater to the 80% of Americans who are trying make healthier food choices while also watching the household budget. One of our smoothies supplies 2.5 servings of fruits and vegetables — half the daily recommended minimum intake — from just $2.49.



As an additive-free, organic option, we meet the rising consumer demand for more natural, minimally processed foods. Sales of organic foods in the US have more than doubled since 2010, topping $50 billion in 2020 and projected to hit $63 billion by 2025.



In a recent survey, 43% of US shoppers said they looked for foods with fewer ingredients, and over half said they preferred ingredients with no 'chemical names'.

## Competition

# kencko delivers:

## - Maximum nutrition, value and convenience

## - Minimum waste

|  | FROZEN SINGLE-SERVE SMOOTHIES | BOTTLED JUICES & SMOOTHIES | KENCKO SMOOTHIES |
|---|---|---|---|
| PRICE FOR 10 OZ | $6-9 | $6-9 | $2·49 |
| CONSUMED ANYTIME, ANYWHERE | no | no | yes |
| REUSABLE, BPA-FREE BOTTLE | no | no | yes |
| SHELF LIFE | 90 days | 14 days | 180 days |
| 100% ORGANIC | maybe | maybe | yes |
| FIBER-RICH | yes | maybe | yes |

As the leading plant-based brand focused on freeze-dried fruits and vegetables, kencko has several key advantages:

- Freeze-dry tech means shelf-stable products without artificial preservatives

- Organic ingredients grown in season and freeze-dried at peak ripeness to lock in all the flavor and nutrients

- Shelf-stable, light and easy to transport - less waste, a lower carbon footprint, and super convenient for consumers

- Great value and extremely competitive with alternatives on the market - a kencko smoothie provides 2.5 servings (200g) of real organic fruits and veggies for as little as $2.49

- Certified B-Corp(™) and on track to be a carbon neutral enterprise in 2023

- Expert in-house nutrition team of Registered Dietitians, whose science-backed, 'health at every size' approach attracts customers who are sick of unproven wellness products and fad diets.

- Online subscription option delivers maximum convenience, helps members to build healthy habits, and creates a loyal repeat customer base

- In the near future, widespread availability in retail stores will massively expand kencko's audience and brand recognition

**Vision And Strategy**

# Funding our next stage of profitable growth

We're successfully scaling up, building a global consumer brand 100% focused on convenient, plant-based nutrition. This funding round will allow us to fully capitalize on the significant growth opportunities in front of us. Your investment will help us to:

- Reach millions more customers with convenient organic fruits and vegetables, and unlock our next phase of rapid growth, by expanding into brick-and-mortar stores across the US and beyond

- Continue to develop exciting new products that meet our customer's nutrition needs, from breakfast to bedtime

- Speed up our progress towards making kencko a carbon-neutral enterprise

## Path to profitable growth*



*REVENUE (M$)*

* Click here for important information regarding Financial Projections which are not guaranteed.

### Funding

# Over $25 million in venture capital

# investment already secured

## INVESTORS



| SEED ROUND | SERIES A |
|:---:|:---:|
| 2018 | 2021 |

**Techstars** is amongst the most renowned start-up accelerators.

**Nextview** is a VC investing in companies that use technology to drive a brighter collective future for everyday people.

**Semapa Next** supports the leaders of tomorrow, today, by helping them build world-class companies.

**Siddhi Capital** is a food and beverage growth equity firm investing in companies dedicated to challenging conventions and reshaping a lasting global food supply chain.

## ADVISORS

Gonçalo Vilarinho
Gm China



Shakil Khan
Investor



Goutam Gupta
Founder



Tiago Santos
VP Marketing



Marcus Bokkerink
Global Consumer Partner



Brewster Stanislaw
Director of Product



Chris Murphy
Head of Platform



Miguel Amaro
Founder



## Founders



**Tomás Froes**
*Founder & CEO*

Tomás Froes knew he was onto something when his switch to a plant-based diet reversed the symptoms of his acute gastritis, allowing him to ditch the regime of pills his doctor told him he would need for the rest of his life. But this busy food-tech entrepreneur solved one problem, only to encounter a bigger one: why is it so hard to get your recommended five daily servings of fruits and vegetables?

Tomás had previously started companies in the food space, both in Europe and China, and his last CPG food company in China was acquired by Dr. Oetker. So with sustainability and social responsibility in mind, he founded kencko to solve this fruit-and-vegetable availability problem for everyone.

Four years and more than 20 million freeze-dried smoothies later, Tomás and the kencko team are building a nutrition-led, smart food company that helps people eat well and live well. A Certified B-Corp(™) with a remit to innovate for the good of both people and planet, kencko is cutting food waste and putting better nutrition in people's hands.

## Meet the team

We've built a team of 100+ people based in the US and Europe, and our team left these companies to come build the first giant, 100% fruit and veg-focused foodtech company.

## Target, Nestle, Siemens, P&G, Landing.Jobs, Accenture, Allplants, FOSSIL Group, Corporate Health Partners, Skyscanner, JSI, KPMG, Michaels.

   

  

  

## Team

| | | |
|---|---|---|
| | Michele Frenkel | Director of Product |
| | João Amaral | Director of Social and Environmental Responsibility |
| | Mike Erickson | Chief Financial Officer |
| | Pedro Conceiçao | Director of Growth |
| | Monz Fiorentini | Chief People Officer |
| | Mallory Frazier-Gonzales | Head of Nutrition and Research |
| | Kelly Deen | Chief Commercial Officer |
| | Lucy Greeves | VP of Brand |
| | Rui Castro | VP of Supply Chain |

## Perks

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|---|---|
| **$250** | mystery kencko gift 15% off your first and second kencko box when you become a member |
| **$500** | mystery kencko gift 20% off your first three months of kencko |
| **$1,000** | exclusive kencko gift 20% off for six months of kencko private friends and family discount code for 15% off for the first 6 months |
| **$2,500** | exclusive kencko gift 20% off for 12 months of kencko free gumdrop subscription for 3 months early notification of new flavors (prior to public launch) |
| **$7,500** | super exclusive kencko gift 20% off for 12 months of kencko free gumdrop subscription for 3 months early notification of new flavors (prior to public launch) invitation to join our product tasting panel |
| **$15,000** | super exclusive kencko gift 30% off for 6 months on all product subscriptions early notification of new flavors invitation to join our product tasting panel customize your own personal smoothie flavor |

| **$25,000** | exclusive kencko mega goodie bag 30% lifetime Investor discount on all products early access to new flavors customize your own personal smoothie flavor join our new product tasting panel vote on our next public flavor launch exclusive invitation to Meet Our Founder video call |

**FAQ**

**What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?**

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

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| **Your revenue projections show kencko's growth rate rising sharply from 2023. What's the story?** | kencko is already well-advanced in its evolution from e-commerce startup to international omni-channel brand. We have a clear, identified path and tactical plan to launch our retail/wholesale business, and the results of this long-term strategy will really begin to show in 2023 We are scaling up fast: in the last 6 months we roughly doubled our manufacturing capacity to meet the projected increase in demand, and we expect revenue growth to follow the same trajectory. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |
| **What are your gross margins?** | Our gross margins are steadily improving: on track to reach 37% in 2022 and forecast to top 45% in 2024. |

**How will you use the proceeds of your fundraising?**

This funding round will allow us to fully capitalize on the significant growth opportunities in front of us. Your investment will help us to:
- Expand our sales channels, reaching millions more customers with convenient fruit and vegetable options in their local grocery store
- Develop exciting new products - meeting people's nutrition needs, from breakfast to bedtime
- Speed up our progress towards making kencko a carbon-neutral enterprise

**What is the quality and experience of the team you have built?**

We are a team of around a hundred people, based mainly in Brooklyn, NY and Lisbon, Portugal (with a few remote colleagues). Thanks to our mission, vision and commitment to creating an amazing working culture, we have been able to attract top international talent across the board. Our leadership team is made up of seasoned professionals with an average of 20+ years of industry experience. To get an idea of the quality of our team, here's a list of some of the companies they left in order to work with kencko: Nestlé, P&G, Siemens, Target, Skyscanner, KPMG, Accenture, FarFetch, Allplants, DHL.

| **What is the founder's personal motivation for running the business?** | "kencko started as a problem I solved for myself: diagnosed with acute gastritis, I turned to a plant-rich diet centered around 5-10 daily servings of fruit and vegetables. As a result, the debilitating symptoms stopped almost overnight and I was able to throw away all my pills. But having solved one problem, I discovered another: up to 50% of fruits and vegetables are wasted worldwide, because they are perishable and hard to store. I set out to find a smarter way to consume organic produce, changing the form factor of fruits and vegetables to make them more convenient and less wasteful without compromising on nutrition." Tomás Froes, Founder & CEO |
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| **What is your ambition for the business?** | We are building a global consumer brand 100% focused on making fruits and vegetables more convenient, affordable and sustainable. Our strategy for the next two years will see us scaling up fast, with profitability front of mind.<br>* Expanding channels - retail & wholesale, in the US and internationally<br>* Improving margins - on track for ~42% gross margin by 2024<br>* Expanding product offering to meet our customers' needs, from breakfast to bedtime<br>* Becoming a CSR role model - widening access to fruits and vegetables with our giveback programs and becoming carbon neutral |

**What's your unique selling point?**

As the leading plant-based brand focused on freeze-dried fruits and vegetables, Kencko has several key advantages:
* Freeze-dry tech creates shelf-stable products without artificial preservatives
* Organic ingredients grown in season and freeze-dried at peak ripeness to lock in all the flavor and nutrients
* Shelf-stable, light and easy to transport - less waste, a lower carbon footprint, and super convenient for consumers
* Great value - extremely competitive with alternatives on the market
* Certified B-Corp(™) - Kencko is on track to be a carbon neutral enterprise by 2023
* D2C subscription model that helps members to build healthy habits and creates a loyal repeat customer base
* Expert in-house nutrition team of Registered Dietitians, whose science-backed, 'health at every size' approach attracts customers who are sick of unproven wellness products and fad diets.